Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2018

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 58 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 20, 2019.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [2]

Overview

Wheaton Precious Metals Corp. is a mining company which generates its revenue primarily from the sale of precious metals. The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2018, the per ounce price paid by the Company for the metals acquired under the agreements averaged $4.67 for silver, $409 for gold and $190 for palladium. The primary drivers of the Company’s financial results are the volume of metal production at the various mines to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [3]

Operational Overview

	Q4 2018	Q4 2017		Change	2018	2017		Change
Ounces produced
Gold	107,567		96,474	11.5%	373,239		355,104	5.1%
Silver	5,499		7,129	(22.9)%	24,474		28,289	(13.5)%
Palladium	5,869		-	n.a.	14,686		-	n.a.
Gold equivalent [2]	178,215		189,909	(6.2)%	688,120		738,650	(6.8)%
Silver equivalent [2]	15,044		14,491	3.8%	55,588		54,482	2.0%
Ounces sold
Gold	102,813		94,295	9.0%	349,168		337,205	3.5%
Silver	4,400		7,292	(39.7)%	21,733		24,644	(11.8)%
Palladium	5,049		-	n.a.	8,717		-	n.a.
Gold equivalent [2]	159,667		189,882	(15.9)%	625,271		671,330	(6.9)%
Silver equivalent [2]	13,478		14,488	(7.0)%	50,511		49,517	2.0%
Change in PBND [3]
Gold	(118)		(3,155)		4,763		(842)
Silver	222		(833)		(544)		912
Palladium	611		-		5,282		-
Per ounce metrics
Sales price
Gold	$1,229		$1,277	(3.8)%	$1,264		$1,257	0.6%
Silver	$14.66		$16.75	(12.5)%	$15.81		$17.01	(7.1)%
Palladium	$1,137	$	n.a.	n.a.	$1,060	$	n.a.	n.a.
Cash costs [4]
Gold [4]	$409		$399	2.5%	$409		$395	3.5%
Silver [4]	$4.66		$4.48	4.0%	$4.67		$4.49	4.0%
Palladium [4]	$205	$	n.a.	n.a.	$190	$	n.a.	n.a.
Cash operating margin [5]
Gold [5]	$820		$878	(6.6)%	$855		$862	(0.8)%
Silver [5]	$10.00		$12.27	(18.5)%	$11.14		$12.52	(11.0)%
Palladium [5]	$931	$	n.a.	n.a.	$870	$	n.a.	n.a.
Total revenue	$196,591		$242,546	(18.9)%	$794,012		$843,215	(5.8)%
Gold revenue	$126,343		$120,378	5.0%	$441,193		$423,941	4.1%
Silver revenue	$64,510		$122,168	(47.2)%	$343,579		$419,274	(18.1)%
Palladium revenue	$5,738		$-	n.a.	$9,240		$-	n.a.
Net earnings (loss)	$6,828		$(137,712)	n.a.	$427,115		$57,703	640.2%
Per share	$0.02		$(0.31)	n.a.	$0.96		$0.13	638.5%
Adjusted net earnings [6]	$36,745		$82,323	(55.4)%	$213,782		$276,750	(22.8)%
Per share [6]	$0.08		$0.19	(55.5)%	$0.48		$0.63	(23.0)%
Operating cash flows	$108,461		$165,083	(34.3)%	$477,413		$538,808	(11.4)%
Per share [7]	$0.24		$0.37	(35.1)%	$1.08		$1.22	(11.5)%
Dividends declared [8]	$39,959		$39,815	0.4%	$159,619		$145,848	9.4%
Per share	$0.09		$0.09	0.0%	$0.36		$0.33	9.1%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 23, 24, 26 and 27 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces and silver-equivalent ounces.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for gold and two months for silver, but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 50 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 48 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 49 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [4]

Highlights

Operations

●

Wheaton exceeded production guidance for gold, silver and palladium by 5%, 9% and 41%, respectively, for the year ended December 31, 2018. In addition, annual gold production and sales in 2018 represented a record for the Company.

●

Relative to the comparable periods of the prior year, the increase in attributable gold production for the three months and year ended December 31, 2018 was primarily due to the commencement of the San Dimas gold stream effective May 10, 2018, and the Stillwater precious metals stream effective July 1, 2018, as well as higher production at both Salobo and Constancia.

●

Relative to the comparable periods of the prior year, the decrease in attributable silver production for the three months and year ended December 31, 2018 was primarily due to the termination of the San Dimas silver stream effective May 10, 2018, all deliveries from the Lagunas Norte, Veladero, and Pierina mines ceasing effective March 31, 2018 in accordance with the Pascua-Lama PMPA and, for the annual period, lower production at Peñasquito due to lower throughput and planned lower grades from stockpiles during the commissioning of the now fully constructed Peñasquito Pyrite Leach Project (“PLP”).

●

Relative to the comparable periods of the prior year, the increase in gold sales for the three months and year ended December 31, 2018 was due to higher production levels, partially offset by negative changes in payable gold produced but not yet delivered to Wheaton.

●

Relative to the comparable periods of the prior year, the decrease in silver sales volume for the three months ended December 31, 2018 was due to the lower production levels coupled with negative changes in the balance of payable silver produced but not yet delivered to Wheaton, while for the annual period, the decrease in silver sales volume was due to lower production levels, partially offset by positive changes in payable silver produced but not yet delivered.

●

On October 24, 2018, Vale S.A. (“Vale”) announced the approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 million tonnes per annum (“Mtpa”) to 36 Mtpa once fully ramped up (the “Salobo Expansion”).

●

During the fourth quarter ended December 31, 2018, the Company declared dividends in the amount of $40 million. On March 20, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share.

Corporate Development

●

On May 10, 2018, First Majestic Silver Corp. (“First Majestic”) announced that they had closed the previously announced acquisition of Primero Mining Corp. (“Primero”). In connection with this acquisition, on May 10, 2018, the Company terminated the previously owned San Dimas silver purchase agreement (the “San Dimas SPA”), resulting in a gain on disposal of $246 million, and concurrently entered into a new San Dimas PMPA (the “San Dimas PMPA”) with First Majestic for a total upfront cash payment of $220 million. Under the terms of the new PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine.[1]

●

On June 11, 2018, the Company entered into an agreement to acquire from Vale an amount of cobalt equal to 42.4% of the Voisey’s Bay cobalt production until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine at a fixed 93.3% payable rate for a total upfront cash payment of $390 million. In addition, Wheaton will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% thereafter. Deliveries under the contract are scheduled to begin effective January 1, 2021.

●

On July 16, 2018, the Company entered into an agreement to acquire from Sibanye Gold Limited (“Sibanye-Stillwater”) an amount of gold equal to 100% of the Stillwater mines gold production for the life of mine and an amount of palladium equal to 4.5% of the Stillwater mines palladium production, decreasing to 2.25% and then 1% based upon defined delivery thresholds, for the life of mine at fixed payable rates of 99.0% for gold and 99.6% for palladium for a total upfront cash payment of $500 million. The Company will generally make ongoing payments of 18% of spot gold and palladium prices under the agreement until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% thereafter.

●

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction for total consideration of Cdn$6 million, representing 9.99% of

[1]	If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [5]

Adventus’ issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador.

Settlement of the Canada Revenue Agency International Tax Dispute

●

On December 13, 2018, the Company announced that it had reached a settlement with the Canada Revenue Agency (the “CRA”) which provides for a final resolution of the Company’s tax appeal in connection with the reassessment under transfer pricing rules of the 2005 to 2010 taxation years related to the income generated by the Company’s wholly-owned foreign subsidiaries outside of Canada. After the application of non-capital losses, the settlement results in no additional cash taxes in respect of the 2005 to 2010 taxation years. The transfer pricing principles reached in the settlement will apply to taxation years after 2010, including the 2011 to 2015 taxation years which are currently under audit and on a go forward basis subject to there being no material change in facts or change in law or jurisprudence. Refer to page 32 of this MD&A for further details of the CRA Settlement[1].

●

The CRA Settlement resulted in total expenses of $29 million in respect of the 2005 to 2017 taxation years being reflected in the Statement of Earnings during the fourth quarter, including a non-cash income tax expense of $16 million, for a net cash related expense of $13 million comprised of (i) $4 million of current income taxes; (ii) $4 million of interest and penalties; and (iii) $5 million of professional fees.

Outlook2

Wheaton’s estimated attributable precious metals production in 2019 is forecast to be approximately 365,000 ounces of gold, 24.5 million ounces of silver and 22,000 ounces of palladium, resulting in gold equivalent production3 of approximately 690,000 ounces. For the five year period ending in 2023, the Company estimates that average, annual gold equivalent production3 will amount to 750,000 ounces.

In 2019, forecast silver production growth from Peñasquito is expected to be partially offset by the change in the San Dimas stream from silver to gold as well as the cessation, in 2018, of production from assets with fixed terms. Gold production in 2019 is expected to be slightly below 2018 as a result of lower grades at Salobo due to mine sequencing (most pronounced in the first quarter of 2019) being partially offset by increased attributable gold production from the San Dimas mine. At Constancia, Hudbay Minerals Inc. (“Hudbay”) expects to begin mining the Pampacancha satellite deposit later in 2019, which has significantly higher precious metals grades than what is currently being mined; however, given the lack of a definitive schedule at this point, forecast gold production in 2019 does not include any contribution from the Pampacancha deposit4. Palladium production is expected to increase in 2019 as the Company has its first full year of production from the Stillwater stream, which was acquired in July of 2018.

Average production over the next five years is expected to increase primarily due to continued production growth from Peñasquito, Constancia and Stillwater as well as the commencement of the Voisey’s Bay stream in 2021. At Peñasquito, grades are expected to increase and the addition of the pyrite leach plant should improve recoveries. At Constancia, production from the Pampacancha deposit is included in Wheaton’s five year production average. Palladium and gold production from Stillwater is expected to increase with the continued ramp up of the Blitz project which is expected to reach full capacity in 2021. In addition, effective January 1, 2021, Wheaton will be entitled to receive from Vale an amount of cobalt equal to 42.4% of the cobalt production at the Voisey’s Bay mine. And lastly, Wheaton does not include any production from Barrick’s Pascua-Lama project or Hudbay’s Rosemont project in its estimated average five-year production guidance5.

From a liquidity perspective, the $76 million of cash and cash equivalents as at December 31, 2018 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing

[1]	Reference to the CRA Settlement throughout this MD&A refers to the settlement of the 2005 to 2010 tax dispute and the application of the settlement principles to the 2011 to 2017 taxation years.
[2]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[3]

Gold equivalent production forecasts for 2019 and the five-year average are based on the following commodity price assumptions: $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.

[4]

As per the Company’s PMPA with Hudbay, the Company is entitled to a delay payment payable in gold ounces from Hudbay as a result of the delay in mining the Pampacancha zone. The gold ounces delivered to the Company are included in the Company’s production guidance.

[5]

In preparing the long-term production forecast, Wheaton has considered the impact of Vale’s recently announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the “Salobo Expansion”). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [6]

operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract

Gold Interests
Salobo	Vale	Brazil	$3,059,360	$-	$3,059,360	75%	Life of Mine	28-Feb-13
Sudbury ³	Vale	Canada	623,572	-	623,572	70%	20 years	28-Feb-13
Constancia	Hudbay	Peru	135,000	-	135,000	50% [4]	Life of Mine	8-Aug-12
San Dimas	First Majestic	Mexico	220,000	-	220,000	variable [5]	Life of Mine	10-May-18
Stillwater	Sibanye	USA	237,880	-	237,880	100%	Life of Mine	16-Jul-18
Other gold interests [6]			400,342	39,100	439,442

Total gold interests			$4,676,154	$39,100	$4,715,254

Silver Interests
Peñasquito	Goldcorp [7]	Mexico	$485,000	$-	$485,000	25%	Life of Mine	24-Jul-07
Constancia	Hudbay	Peru	294,900	-	294,900	100%	Life of Mine	8-Aug-12
Antamina	Glencore	Peru	900,000	-	900,000	33.75% [8]	Life of Mine	3-Nov-15
Other silver interests [9]			880,408	223,300	1,103,708

Total silver interests			$2,560,308	$223,300	$2,783,608

Palladium Interests
Stillwater	Sibanye	USA	$262,120	$-	$262,120	4.5% [10]	Life of Mine	16-Jul-18

Cobalt Interests
Voisey’s Bay	Vale	Canada	$390,000	$-	$390,000	42.4% [11]	Life of Mine	11-Jun-18

Total mineral stream interests			$7,888,582	$262,400	$8,150,982

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 36 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to additional compensation in respect of the gold stream.

5)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

6)	Comprised of the Minto, Rosemont and 777 gold interests, as more fully detailed on page 11 of this MD&A. The Minto mine was placed into care and maintenance as of October 2018.
7)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
8)

Goldcorp and Newmont Mining Corporation (“Newmont”) announced on January 14, 2019, that the two companies entered into a definitive arrangement agreement pursuant to which Newmont agreed to acquire all of the outstanding common shares of Goldcorp. Goldcorp has indicated that the acquisition is subject to a number of conditions including shareholder approvals.

9)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Rosemont, 777 and Loma de La Plata silver interests, as more fully detailed on page 12 of this MD&A. The Minto mine was placed into care and maintenance as of October 2018.

10)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production to be purchased will be reduced to 1.00%.

11)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.

Gold Interests

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil. On March 2, 2015 and August 2, 2016, respectively, the Company agreed to make two separate amendments to the agreement, ultimately increasing the gold stream from the original 25% to 75% of the life of mine gold production from Salobo.

As of December 31, 2018, the Company has received approximately 891,900 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $752 million, with approximately 41,400 ounces of cumulative payable gold ounces having been produced at Salobo but not yet

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [7]

delivered to the Company, representing a 1,700 ounce decrease during the three month period ended December 31, 2018. 1

As at December 31, 2018, the Company’s 75% share of the Salobo proven and probable gold reserves was 8.9 million ounces, measured and indicated gold resources was 1.6 million ounces and inferred gold resources was 1.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Operational Update Relative to Vale

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale’s third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area, which was reported to be associated with significant injury, loss of life and property damage (the “Brumadinho Incident”). While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident may have an impact on the Company’s business, financial condition and results of operations. See “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk” and “Risks Relating to the Company – Mine Operator Concentration Risk”, in this MD&A as well as “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Mining Operations – Exploration, Development and Operating Risks” in the Company’s Annual Information Form.

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its Sudbury mines located in Canada for a period of 20 years, including the currently operating Coleman, Copper Cliff, Garson, Creighton and Totten mines, the non-operating Victor project and the Stobie mine which was placed into care and maintenance during the second quarter of 2017.

As of December 31, 2018, the Company has received approximately 169,100 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $144 million, with approximately 16,900 ounces of cumulative payable gold ounces having been produced at Sudbury but not yet delivered to the Company, representing a 1,300 ounce increase during the three month period ended December 31, 2018. 1

As at December 31, 2018, the Company’s 70% share of the Sudbury mines proven and probable gold reserves was 560,000 ounces, measured and indicated gold resources was 150,000 ounces and inferred gold resources was 100,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Please see the section entitled “Operational Update Relative to Vale” on page 8 of this MD&A for disclosure regarding the Brumadinho Incident.

Constancia

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine (“Constancia”) in Peru (the “Constancia PMPA”). On November 4, 2013, the Company amended the Constancia PMPA to include the acquisition of an amount equal to 50%2 of the life of mine gold production from Constancia, with the first deliveries under the agreement being received in April 2015. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay.

As per Hudbay’s news release dated March 26, 2018, although negotiations to secure surface rights over the Pampacancha deposit continue to progress and Hudbay has been granted access to the land to carry out early-works activities, they anticipate mining of this high-grade satellite deposit to commence in 2019, a one-year delay. As the mining of the Pampacancha deposit has been delayed beyond 2018, Wheaton will be entitled to an increased portion of gold from Hudbay starting in 2019. Based on the current market price of gold, the additional deliveries due in 2019 will have a net value to the Company of approximately $7 million.

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [8]

As at December 31, 2018, the Company has received approximately 46,600 ounces of gold related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $38 million, with approximately 1,800 ounces of cumulative payable gold ounces having been produced at Constancia but not yet delivered to the Company, representing a 200 ounce increase during the three month period ended December 31, 2018. 1

As at December 31, 2017, the Company’s 50% share of the Constancia proven and probable gold reserves was 530,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 40,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

San Dimas

On May 10, 2018, the Company entered into an agreement with First Majestic to purchase an amount of gold equal to 25% of the life of mine payable gold production from San Dimas plus an additional amount of gold equal to 25% of the life of mine payable silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:12 (the “San Dimas PMPA”).

As consideration for terminating the previously owned San Dimas silver purchase agreement (the “San Dimas SPA”), the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of $151 million (the “First Majestic Shares3”). In addition, the guarantee provided by Goldcorp Inc. (“Goldcorp”) with respect to the delivery by Primero Mining Corp. of all silver produced and owing to the Company until 2029 (the “Goldcorp Guarantee”) was terminated in exchange for a payment of $10 million. This resulted in the Company reporting a gain on disposal of the San Dimas SPA in the amount of $246 million, calculated as follows:

(in thousands)
Cash received	$220,000
Fair value of First Majestic shares received	151,000
Fee from Goldcorp in exchange for release from the guarantee of deliveries relative to San Dimas	10,000

Total net proceeds from the disposal of the San Dimas SPA	$381,000
Less: carrying value plus closing costs	(135,285)

Gain on disposal of the San Dimas SPA	$245,715

The company paid a total upfront cash payment of $220 million for the San Dimas PMPA and, in addition, will make ongoing payments of $600 per gold ounce delivered.

As at December 31, 2018, the Company has received approximately 22,000 ounces of gold related to the San Dimas mine under the new agreement, generating cumulative operating cash flows of approximately $14 million, with approximately 3,800 ounces of cumulative payable gold ounces having been produced at San Dimas but not yet delivered to the Company, representing a 1,600 ounce increase during the three month period ended December 31, 2018. 1

As at December 31, 2017, the Company’s share of the San Dimas proven and probable gold and silver reserves was 120,000 ounces of gold and 9.9 million ounces of silver, measured and indicated resources of 70,000 ounces of gold and 4.6 million ounces of silver, and inferred resources of 200,000 ounces of gold and 17.7 million ounces of silver (as described in the Attributable Reserves and Resources section of this MD&A). As described above, attributable silver production will be delivered to the Company as gold, with the number of gold ounces to be delivered to be determined by converting silver production to gold at a fixed gold to silver exchange ratio of 70:1.2

Mexican Tax Update

In February 2016, Primero announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed PEM’s ability to pay

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]

If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

[3]	The First Majestic Shares represent approximately 11% of First Majestic’s current issued and outstanding shares and are subject to volume selling restrictions.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [9]

taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2018, if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess PEM in respect of sales of silver in connection with the San Dimas SPA for the tax years 2010 through 2014. First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic also stated that in June 2017 and October 2017, the SAT issued two observation letters for the 2010 tax year and the 2011 tax year that made explicit its view that PEM should pay taxes based on the market price of silver. First Majestic also indicates that since they continue to defend the APA in the Mexican legal proceeding, the APA remains valid and First Majestic will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observation letters do not represent a tax reassessment and based on First Majestic’s assessments, they believe Primero’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2018 would be in the range of $185 million, before interest or penalties.

First Majestic has indicated in their MD&A for the period ended December 31, 2018 that while it continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Stillwater

On July 16, 2018, the Company entered into an agreement with Sibanye-Stillwater to acquire an amount of gold equal to 100% of the life of mine gold production from the Stillwater and East Boulder mines located in Montana in the United States (collectively referred to as the “Stillwater mines”) for a total upfront cash payment of $238 million. The Company is entitled to the attributable gold production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99%.

In addition to the initial upfront cash consideration, the Company will make ongoing payments of 18% of the spot price of gold for each ounce of gold delivered under the agreement until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter1.

As at December 31, 2018, the Company has received approximately 5,500 ounces of gold related to the Stillwater mines under the agreement, generating cumulative operating cash flows of approximately $6 million, with approximately 4,200 ounces of cumulative payable gold ounces having been produced at Stillwater but not yet delivered to the Company virtually unchanged from the balance at September 30, 2018. 2

As at December 31, 2018, the Company’s share of the Stillwater proven and probable gold reserves was 700,000 ounces and inferred resources was 1,250,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Operational Update Relative to Sibanye-Stillwater

In its MD&A for the period ending December 31, 2018, Sibanye-Stillwater has reported that their operational results from their South African gold operations were adversely affected by a strike called by the Association of Mineworkers and Construction Union (“AMCU”) on November 21, 2018. Sibanye-Stillwater has stated that this strike has continued into 2019, with their South African gold operations producing approximately 40% of planned production, and with this reduced production level resulting in operating losses and negative operating cash flow from their South African operations. See also “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Credit and Liquidity Risk” in this MD&A as well as “Risks Relating to the Mining Operations – International Operations” in the Company’s Annual Information Form.

[1]	The production payment is subject to further downward adjustment based upon Sibanye-Stillwater’s leverage ratios.
[2]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [10]

Other Gold Interests

The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
Minto	Capstone	³	Canada	$47,283	$-	$47,283	100%	[4]	Life of Mine	20-Nov-08
Rosemont	Hudbay		United States	-	39,100	39,100	100%		Life of Mine	10-Feb-10
777	Hudbay		Canada	353,059	-	353,059	50%		Life of Mine	8-Aug-12

Total Other gold interests				$400,342	$39,100	$439,442

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 36 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	The Minto mine was placed into care and maintenance as of October 2018.
4)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

As at December 31, 2018, the Company has received approximately 448,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $432 million, with approximately 9,300 ounces of cumulative payable gold ounces having been produced at the Other gold interests but not yet delivered to the Company, representing a 1,600 ounce decrease during the three month period ended December 31, 2018. 1

As at December 31, 20181, unless otherwise noted, the Company’s share of proven and probable gold reserves relative to these Other gold interests was 170,000 ounces, measured and indicated resources was 230,000 ounces and inferred resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Silver Interests

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine, with the first deliveries under the agreement being received in September 2008.

As per Goldcorp’s fourth quarter of 2018 MD&A, during the fourth quarter, the Pyrite Leach Project (“PLP”) at Peñasquito completed construction and underwent circuit optimization. Goldcorp also stated that on November 29, 2018, the project achieved first gold and commercial production was achieved as of December 31, 2018.

As at December 31, 2018, the Company has received approximately 47.8 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $825 million, with approximately 0.7 million ounces of cumulative payable silver ounces having been produced at Peñasquito but not yet delivered to the Company, representing a 0.3 million ounce increase during the three month period ended December 31, 2018. 2

As at June 30, 2018, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 131.9 million ounces, measured and indicated silver resources was 40.6 million ounces and inferred silver resources was 1.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia

On August 8, 2012, the Company entered into the Constancia PMPA, with the first deliveries under the agreement being received in April 2015.

As at December 31, 2018, the Company has received approximately 7.7 million ounces of silver related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $81 million, with approximately 0.3 million ounces of cumulative payable silver ounces having been produced at Constancia but not yet delivered to the Company, virtually unchanged from the balance at September 30, 2018. 2

As at December 31, 2017, the Company’s 100% share of the Constancia proven and probable silver reserves was 56.3 million ounces, measured and indicated silver resources was 27.3 million ounces and inferred silver resources was 1.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

[1]	Mineral reserves and mineral resources are reported as of December 31, 2018, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 55 of this MD&A.
[2]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [11]

Antamina

On November 3, 2015, the Company entered into an agreement to acquire from Glencore plc (“Glencore”) an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine at a fixed 100% payable rate. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015 is subject to this stream.

As at December 31, 2018, the Company has received approximately 19.9 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $261 million, with approximately 0.8 million ounces of cumulative payable silver ounces having been produced at Antamina but not yet delivered to the Company, representing a 0.1 million ounce decrease during the three month period ended December 31, 2018. 1

As at December 31, 2018, the Company’s share of the Antamina proven and probable silver reserves was 55.8 million ounces, measured and indicated silver resources was 68.5 million ounces and inferred silver resources was 122.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Silver Interests

The following table summarizes the Other silver interests currently owned by the Company:

Other Silver Interests	Mine Owner		Location of Mine	Upfront Consideration Paid to Date [1]		Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
Los Filos	Leagold		Mexico	$4,463		$-	$4,463	100%		25 years	15-Oct-04
Zinkgruvan	Lundin		Sweden	77,866		-	77,866	100%		Life of Mine	8-Dec-04
Yauliyacu	Glencore		Peru	285,000		-	285,000	100%	[3]	Life of Mine	23-Mar-06
Stratoni	Eldorado	[4]	Greece	57,500		-	57,500	100%	[4]	Life of Mine	23-Apr-07
Neves-Corvo	Lundin		Portugal	35,350		-	35,350	100%		50 years	5-Jun-07
Aljustrel	Almina		Portugal	2,451		-	2,451	100%	[5]	50 years	5-Jun-07
Keno Hill	Alexco		Canada	45,065		-	45,065	25%		Life of Mine	2-Oct-08
Minto	Capstone	[6]	Canada	7,522		-	7,522	100%		Life of Mine	20-Nov-08
Pascua-Lama	Barrick		Chile/Argentina	252,261	[7]	-	252,261	25%		Life of Mine	8-Sep-09
Rosemont	Hudbay		United States	-		190,900	190,900	100%		Life of Mine	10-Feb-10
777	Hudbay		Canada	102,041		-	102,041	100%		Life of Mine	8-Aug-12
Loma de La Plata	PAAS		Argentina	10,889		32,400	43,289	12.5%		Life of Mine	n/a	[8]

Total other silver interests				$880,408		$223,300	$1,103,708

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 36 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	95% owned by Eldorado Gold Corporation (“Eldorado”).
5)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
6)	The Minto mine was placed into care and maintenance as of October 2018.
7)	The upfront consideration is net of the $373 million cash flows received relative to silver deliveries from the Lagunas Norte, Veladero, and Pierina mines.
8)	Wheaton and Pan American Silver Corp. (“PAAS”) have not yet finalized the definitive terms of the agreement.

As at December 31, 2018, the Company has received approximately 80.0 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.2 billion, with approximately 1.4 million ounces of cumulative payable silver ounces having been produced at the Other silver interests but not yet delivered to the Company, virtually unchanged from the balance at September 30, 2018. 1

As at December 31, 20182, unless otherwise noted, the Company’s share of proven and probable silver reserves relative to these Other silver interests was 269.1 million ounces, measured and indicated silver resources was 625.2 million ounces and inferred silver resources was 239.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]	Mineral reserves and mineral resources are reported as of December 31, 2018, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 55 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [12]

Palladium Interests

Stillwater

On July 16, 2018, the Company entered into an agreement with Sibanye-Stillwater to acquire an amount of palladium equal to 4.5% of the palladium production until 375,000 ounces are delivered to the Company, 2.25% of Stillwater palladium production thereafter until 550,000 ounces are delivered and 1% of Stillwater palladium production thereafter for the life of mine.

The Company paid a total upfront cash payment of $262 million and, in addition, will make ongoing payments of 18% of the spot price of palladium for each ounce of palladium delivered under the agreement until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter1. The Company is entitled to the attributable palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99.6%.

As at December 31, 2018, the Company has received approximately 8,700 ounces of palladium related to the Stillwater mines under the agreement, generating cumulative operating cash flows of approximately $8 million, with approximately 5,300 ounces of cumulative payable palladium ounces having been produced at Stillwater but not yet delivered to the Company, representing a 600 ounce increase during the three month period ended December 31, 2018. 2

As at December 31, 2018, the Company’s share of the Stillwater proven and probable palladium reserves was 660,000 ounces and inferred resources was 360,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Please see the section entitled “Operational Update Relative to Sibanye-Stillwater” on page 10 of this MD&A for disclosure regarding potential impacts of AMCU strike in South Africa.

Cobalt Interests

Voisey’s Bay

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay cobalt purchase agreement”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. In addition, the Company will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter. Payable rates for cobalt in concentrate have generally been fixed at 93.3%. Deliveries under the Voisey’s Bay cobalt purchase agreement are scheduled to begin effective January 1, 2021.

As at December 31, 2018, the Company’s share of the Voisey’s Bay proven and probable cobalt reserves was 32.6 million pounds, measured and indicated resources was 1.6 million pounds and inferred resources was 9.3 million pounds (as described in the Attributable Reserves and Resources section of this MD&A).

Please see the section entitled “Operational Update Relative to Vale” on page 8 of this MD&A for disclosure regarding the Brumadinho Incident.

[1]	The production payment is subject to further downward adjustment based upon Sibanye-Stillwater’s leverage ratios.
[2]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [13]

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	7,000	133,000	140,000	25%	[3]	100%	[3]	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine	12-Dec-17

			$29,500	$329,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 36 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Attributable Reserves and Resources

As at December 31, 20181, unless otherwise noted, these early deposit mineral stream interests had proven and probable reserves of 530,000 ounces of gold and 11.6 million ounces of silver, measured and indicated resources of 560,000 ounces of gold and 18.3 million ounces of silver, and inferred resources of 1.2 million ounces of gold and 49.8  million ounces of silver (as described in the Attributable Reserves and Resources section of this MD&A).

Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (2⁄3) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

[1]	Mineral reserves and mineral resources are reported as of December 31, 2018, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 55 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [14]

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2018:

(in thousands)	December 31 2018	December 31 2017

Common shares held	$164,753	$95,608

Warrants held	-	124

Total	$164,753	$95,732

Common Shares Held

		Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
(in thousands)	Fair Value at Dec 31, 2018	Three Months Ended Dec 31, 2018	Year Ended Dec 31, 2018	Year Ended Dec 31, 2018

Bear Creek	$10,112	$(3,516)	$(11,247)	$-

Sabina	10,549	(297)	(10,622)	-

Arizona Mining	-	-	20,153	34,061

First Majestic	123,187	4,392	(27,813)	-

Other	20,905	(4,252)	(10,456)	-

Total common shares held	$164,753	$(3,673)	$(39,985)	$34,061

			Fair Value Adjustment Gains (Losses) Included in OCI
(in thousands)		Fair Value at Dec 31, 2017	Three Months Ended Dec 31, 2017	Year Ended Dec 31, 2017

Bear Creek		$21,358	$(430)	$(1,859)

Sabina		21,171	452	12,631

Arizona Mining		27,581	3,302	9,333

Other		25,498	(1,481)	(1,553)

Total common shares held		$95,608	$1,843	$18,552

Warrants Held

		Fair Value Adjustment Loss Included in Net Earnings
(in thousands)	Fair Value at Dec 31, 2018	Three Months Ended Dec 31, 2018	Year Ended Dec 31, 2018

Warrants held - Kutcho	$-	$(1)	$(124)

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [15]

		Fair Value Adjustment Loss Included in Net Earnings
(in thousands)	Fair Value at Dec 31, 2017	Three Months Ended Dec 31, 2017	Year Ended Dec 31, 2017

Warrants held - Kutcho	$124	$(6)	$(6)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Bear Creek

At December 31, 2018, Wheaton owned approximately 13.3 million (December 31, 2017 - 13.3 million) common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 13% (December 31, 2017 - 13%) of the outstanding shares of Bear Creek. At December 31, 2018, the fair value of the Company’s investment in Bear Creek was $10 million (December 31, 2017 - $21 million).

Sabina

At December 31, 2018, Wheaton owned approximately 11.7 million (December 31, 2017 - 11.7 million) common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 4% (December 31, 2017 - 5%) of the outstanding shares of Sabina. At December 31, 2018, the fair value of the Company’s investment in Sabina was $11 million (December 31, 2017 - $21 million).

First Majestic

In connection with the disposal of the San Dimas SPA (see page 9 of this MD&A), on May 10, 2018 the Company received 20,914,590 First Majestic common shares with a fair value of $151 million1.

At December 31, 2018, Wheaton owned approximately 20.9 million common shares of First Majestic, representing approximately 11% of the outstanding shares of First Majestic. At December 31, 2018, the fair value of the Company’s investment in First Majestic was $123 million.

Other

At December 31, 2018, Wheaton owned securities of several other companies. As Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Wheaton’s overall financial position, these investments have been reflected in this MD&A and financial statements as part of Other long-term investments.

Acquisitions of Other Long-Term Investments

On March 29, 2017, the Company amended its PMPA with Alexco to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill mines silver district. As consideration, on April 10, 2017 Alexco issued 3 million shares to Wheaton which had a fair value of $5 million.

[1]	The First Majestic Shares represent approximately 11% of First Majestic’s current issued and outstanding shares and are subject to volume selling restrictions.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [16]

In October 2017, in order to incentivize Capstone Mining Corp. (“Capstone”) to extend the Minto mine life, the Company agreed to amend the Minto PMPA (the “Minto PMPA Amendment”). The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, Capstone issued 6.8 million shares to Wheaton with a value of $8 million.

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. (“Tradewind”), a financial technology company that uses blockchain to speed up and streamline digital gold trading.

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction, for total consideration of $5 million (Cdn$6 million), representing 9.99% of Adventus’ issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the “Adventus ROFR”).

The shares of Keno Hill, Capstone, Tradewind and Adventus have been classified as part of the Other long-term investments in this MD&A, while the Adventus ROFR has been classified as a component of Other non-current assets on the Company’s balance sheet.

Disposal of Long-Term Investments

On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. (“Arizona Mining”), which resulted in a disposition of the Company’s investment in Arizona Mining for total proceeds of $48 million (Cdn$62 million), and a realized gain of $34 million.

Investment in Associate

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company participated in an equity financing undertaken by Kutcho Copper Corp. (“Kutcho”) acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the “Kutcho Convertible Note”).

As at December 31, 2018, Kutcho had 57,147,628 shares issued and outstanding, resulting in Wheaton owning approximately 11% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 33% of Kutcho (40% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis.

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company’s net earnings during 2018 and 2017 is presented below:

		Share of Associate Losses Included in Net Earnings

(in thousands)	Carrying Amount at Dec 31, 2018	Three Months Ended Dec 31, 2018	Year Ended Dec 31, 2018

Investment in Associate - Kutcho	$2,562	$(59)	$(432)

		Share of Associate Losses Included in Net Earnings

(in thousands)	Carrying Amount at Dec 31, 2017	Three Months Ended Dec 31, 2017	Year Ended Dec 31, 2017

Investment in Associate - Kutcho	$2,994	$-	$-

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [17]

Convertible Note Receivable

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

●	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
●	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
●	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during 2018 and 2017 is presented below:

			Fair Value Adjustment Loss Included in Net Earnings

(in thousands)		Fair Value at Dec 31, 2018	Three Months Ended Dec 31, 2018	Year Ended Dec 31, 2018

Convertible Note Receivable - Kutcho	$	12,899	$(661)	$(2,878)

			Fair Value Adjustment Gain Included in Net Earnings

(in thousands)		Fair Value at Dec 31, 2017	Three Months Ended Dec 31, 2017	Year Ended Dec 31, 2017

Convertible Note Receivable - Kutcho	$	15,777	$215	$215

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [18]

Summarized Financial Results

	2018	2017	2016
Precious metal production
Attributable gold ounces produced	373,239	355,104	366,378
Attributable silver ounces produced (000’s)	24,474	28,289	30,029
Attributable palladium ounces produced	14,686	-	-
Attributable GEOs produced [1]	688,120	738,650	778,165
Attributable SEOs produced (000’s) [1]	55,588	54,482	56,743
Precious metal sales
Gold ounces sold	349,168	337,205	330,009
Silver ounces sold (000’s)	21,733	24,644	28,322
Palladium ounces sold	8,717	-	-
GEOs sold [1]	625,271	671,330	718,430
SEOs sold (000’s) [1]	50,511	49,517	52,388
Average realized price ($’s per ounce)
Average realized gold price	$1,264	$1,257	$1,246
Average realized silver price	$15.81	$17.01	$16.96
Average realized palladium price	$1,060	n.a.	n.a.
Average realized gold equivalent price [1]	$1,270	$1,256	$1,241
Average realized silver equivalent price [1]	$15.72	$17.03	$17.02
Average cash cost ($’s per ounce) [2]
Average gold cash cost	$409	$395	$391
Average silver cash cost	$4.67	$4.49	$4.42
Average palladium cash cost	$190	n.a.	n.a.
Average gold equivalent cash cost [1]	$393	$363	$354
Average silver equivalent cash cost [1]	$4.87	$4.92	$4.86
Average depletion ($’s per ounce) [2]
Average gold depletion	$419	$417	$479
Average silver depletion	$4.69	$4.94	$5.32
Average palladium depletion	$463	n.a.	n.a.
Average gold equivalent depletion [1]	$403	$391	$430
Average silver equivalent depletion [1]	$4.99	$5.30	$5.89
Total revenue ($000’s)	$794,012	$843,215	$891,557
Net earnings ($000’s)	$427,115	$57,703	$195,137
Earnings (loss) per share
Basic	$0.96	$0.13	$0.45
Diluted	$0.96	$0.13	$0.45
Adjusted net earnings [3] ($000’s)	$213,782	$276,750	$266,137
Adjusted earnings per share [3]
Basic	$0.48	$0.63	$0.62
Diluted	$0.48	$0.63	$0.62
Cash flow from operations ($000’s)	$477,413	$538,808	$584,301
Dividends
Dividends declared ($000’s)	$159,619	$145,848	$90,612
Dividends declared per share	$0.36	$0.33	$0.21
Total assets ($000’s)	$6,470,046	$5,683,313	$6,153,319
Total non-current financial liabilities ($000’s)	$1,269,178	$771,430	$1,194,012
Total other liabilities ($000’s)	$28,952	$12,219	$19,319
Shareholders’ equity ($000’s)	$5,171,916	$4,899,664	$4,939,988
Shares outstanding	444,336,361	442,724,309	441,456,217

1)

Gold equivalent ounces (GEOs) and silver equivalent ounces (SEOs) are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

2)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 48 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [19]

Summary of Ounces Produced

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017

Gold ounces produced ²

Sudbury [3]	7,053	6,510	6,476	3,511	8,568	8,519	7,468	9,182

Salobo	76,995	68,648	63,949	61,513	76,153	72,980	57,514	58,009

Constancia	4,266	3,261	3,187	3,315	2,947	2,498	2,332	2,431

San Dimas [4]	10,092	10,642	5,726	-	-	-	-	-

Stillwater	3,472	6,376	-	-	-	-	-	-

Other

Minto [5]	1,441	2,546	2,554	2,707	3,328	6,105	6,063	9,734

777	4,248	4,124	4,982	5,645	5,478	5,114	6,259	4,422

Total Other	5,689	6,670	7,536	8,352	8,806	11,219	12,322	14,156

Total gold ounces produced	107,567	102,107	86,874	76,691	96,474	95,216	79,636	83,778

Silver ounces produced [2]

San Dimas [4]	-	-	607	1,606	1,324	1,043	973	623

Peñasquito	1,455	1,050	1,267	1,450	1,561	1,641	1,483	1,339

Antamina	1,225	1,406	1,394	1,304	1,434	1,686	1,832	1,420

Constancia	695	682	552	598	621	572	506	500

Other

Los Filos	29	21	33	29	48	43	42	32

Zinkgruvan	608	530	453	565	619	710	493	538

Yauliyacu	233	597	719	550	335	588	607	562

Stratoni	149	165	211	137	131	137	171	166

Minto [5]	8	25	30	35	30	43	42	56

Neves-Corvo	509	458	421	405	305	341	316	330

Aljustrel	475	514	138	-	-	-	-	-

Cozamin [6]	-	-	-	-	-	-	17	397

Lagunas Norte [7]	-	-	-	217	253	243	218	210

Pierina [7]	-	-	-	107	111	107	114	137

Veladero [7]	-	-	-	265	211	201	144	158

777	113	136	152	146	146	145	138	96

Total Other	2,124	2,446	2,157	2,456	2,189	2,558	2,302	2,682

Total silver ounces produced	5,499	5,584	5,977	7,414	7,129	7,500	7,096	6,564

Palladium ounces produced ²

Stillwater	5,869	8,817	-	-	-	-	-	-

GEOs produced [8]	178,215	178,126	162,522	170,203	189,909	194,019	176,786	177,560

SEOs produced [8]	15,044	14,394	12,840	13,495	14,491	14,728	12,913	12,429

Gold / Silver Ratio [8]	84.4	80.8	79.0	79.3	76.3	75.9	73.0	70.0

Palladium / Silver Ratio [8]	79.1	63.4	59.2	61.8	59.3	53.5	47.7	44.0

Gold / Palladium Ratio [8]	1.1	1.3	1.3	1.3	1.3	1.4	1.5	1.6

Average payable rate [2]

Gold	95.5%	95.2%	94.7%	94.4%	94.8%	94.8%	94.5%	94.7%

Silver	84.0%	84.3%	86.8%	89.7%	90.1%	90.0%	91.0%	89.5%

Palladium	96.4%	94.6%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	The Minto mine was placed into care and maintenance in October 2018.
6)	The Cozamin PMPA expired on April 4, 2017.
7)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
8)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [20]

Summary of Ounces Sold

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017

Gold ounces sold

Sudbury [2]	4,864	2,560	4,400	5,186	12,059	3,237	5,822	6,887

Salobo	75,351	65,139	70,734	54,645	71,683	67,198	50,478	63,007

Constancia	3,645	2,980	2,172	3,247	1,965	2,206	2,356	2,315

San Dimas [3]	8,453	9,771	3,738	-	-	-	-	-

Stillwater	3,473	2,075	-	-	-	-	-	-

Other

Minto [4]	2,674	796	2,284	1,763	2,020	4,603	6,988	9,902

777	4,353	5,921	3,812	5,132	6,568	5,304	6,321	6,286

Total Other	7,027	6,717	6,096	6,895	8,588	9,907	13,309	16,188

Total gold ounces sold	102,813	89,242	87,140	69,973	94,295	82,548	71,965	88,397

Silver ounces sold

San Dimas [3]	-	-	1,070	1,372	1,299	962	845	796

Peñasquito	901	1,241	1,547	1,227	1,537	1,109	1,639	860

Antamina	1,300	1,333	1,422	1,413	1,769	1,537	1,453	1,170

Constancia	629	567	410	574	491	491	559	383

Other

Los Filos	15	27	35	52	16	43	42	32

Zinkgruvan	543	326	297	391	597	305	398	296

Yauliyacu	317	697	521	360	642	364	423	403

Stratoni	78	125	171	148	110	84	123	195

Minto [4]	22	-	28	(1)	34	43	39	37

Cozamin [5]	-	-	-	-	-	23	125	232

Neves-Corvo	240	234	178	169	119	117	114	153

Aljustrel	226	302	-	-	-	-	-	-

Lagunas Norte [6]	-	1	65	236	237	242	204	217

Pierina [6]	-	-	54	88	106	102	136	150

Veladero [6]	-	2	104	161	211	201	144	159

777	129	163	70	153	124	135	125	142

Total Other	1,570	1,877	1,523	1,757	2,196	1,659	1,873	2,016

Total silver ounces sold	4,400	5,018	5,972	6,343	7,292	5,758	6,369	5,225

Palladium ounces sold

Stillwater	5,049	3,668	-	-	-	-	-	-

GEOs sold [7]	159,667	154,222	162,715	149,987	189,882	158,401	159,161	163,032

SEOs sold [7]	13,478	12,462	12,855	11,892	14,488	12,024	11,625	11,412

Cumulative payable gold ounces PBND [8]	77,470	77,588	70,259	75,153	72,707	75,862	67,827	64,498

Cumulative payable silver ounces PBND [8]	3,284	3,062	3,375	4,126	3,828	4,661	3,662	3,571

Cumulative payable palladium ounces PBND [8]	5,282	4,671	-	-	-	-	-	-

Gold / Silver Ratio [7]	84.4	80.8	79.0	79.3	76.3	75.9	73.0	70.0

Palladium / Silver Ratio [7]	79.1	63.4	59.2	61.8	59.3	53.5	47.7	44.0

Gold / Palladium Ratio [7]	1.1	1.3	1.3	1.3	1.3	1.4	1.5	1.6

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
3)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	The Cozamin PMPA expired on April 4, 2017.
6)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

8)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [21]

Quarterly Financial Review

	Q4 2018	Q3 2018	Q2 2018		Q1 2018			Q4 2017		Q3 2017		Q2 2017		Q1 2017

Total gold ounces sold	102,813	89,242		87,140		69,973			94,295		82,548		71,965		88,397

Average realized gold price¹	$1,229	$1,210		$1,305		$1,330			$1,277		$1,283		$1,263		$1,208

Gold sales (000’s)	$126,343	$108,012		$113,753		$93,086			$120,378		$105,908		$90,870		$106,786

Total silver ounces sold (000’s)	4,400	5,018		5,972		6,343			7,292		5,758		6,369		5,225

Average realized silver price¹	$14.66	$14.80		$16.52		$16.73			$16.75		$16.87		$17.09		$17.45

Silver sales (000’s)	$64,510	$74,255		$98,647		$106,166			$122,168		$97,126		$108,814		$91,165

Total palladium ounces sold	5,049	3,668		-		-			-		-		-		-

Average realized palladium price¹	$1,137	$955	$	n.a	$	n.a		$	n.a	$	n.a	$	n.a	$	n.a

Palladium sales (000’s)	$5,738	$3,502		$-		$-			$-		$-		$-		$-

Total sales (000’s)	$196,591	$185,769		$212,400		$199,252			$242,546		$203,034		$199,684		$197,951

Average cash cost, gold [1,2]	$409	$418		$407		$399			$399		$396		$393		$391

Average cash cost, silver [1,2]	$4.66	$5.04		$4.54		$4.49			$4.48		$4.43		$4.51		$4.54

Average cash cost, palladium [1,2]	$205	$169	$	n.a	$	n.a		$	n.a	$	n.a	$	n.a	$	n.a

Average depletion, gold [1]	$421	$426		$411		$418			$440		$391		$398		$433

Average depletion, silver [1]	$5.06	$4.97		$4.47		$4.42			$4.84		$5.13		$4.89		$4.91

Average depletion, palladium [1]	$463	$462	$	n.a	$	n.a		$	n.a	$	n.a	$	n.a	$	n.a

Net earnings (loss) (000’s)	$6,828	$34,021		$318,142		$68,123			$(137,712)		$66,578		$67,612		$61,224

Earnings (loss) per share

Basic	$0.02	$0.08		$0.72		$0.15			$(0.31)		$0.15		$0.15		$0.14

Diluted	$0.02	$0.08		$0.72		$0.15			$(0.31)		$0.15		$0.15		$0.14

Adjusted net earnings [3] (000’s)	$36,745	$35,132		$72,340		$69,563			$82,323		$66,578		$66,624		$61,224

Adjusted earnings per share [3]

Basic	$0.08	$0.08		$0.16		$0.16			$0.19		$0.15		$0.15		$0.14

Diluted	$0.08	$0.08		$0.16		$0.16			$0.19		$0.15		$0.15		$0.14

Cash flow from operations (000’s)	$108,461	$108,413		$135,200		$125,340			$165,083		$129,121		$124,681		$119,923

Cash flow from operations per share [4]

Basic	$0.24	$0.24		$0.31		$0.28			$0.37		$0.29		$0.28		$0.27

Diluted	$0.24	$0.24		$0.30		$0.28			$0.37		$0.29		$0.28		$0.27

Dividends

Dividends declared (000’s)	$39,959	$39,921		$39,888		$39,851	[5]		$39,815		$44,201		$30,926		$30,906 [6]

Dividends declared per share	$0.09	$0.09		$0.09		$0.09			$0.09		$0.10		$0.07		$0.07

Total assets (000’s)	$6,470,046	$6,586,018		$6,216,112		$5,637,727			$5,683,313		$5,935,686		$5,996,010		$6,085,709

Total liabilities (000’s)	$1,298,130	$1,398,830		$981,497		$712,188			$783,649		$868,381		$965,282		$1,109,755

Total shareholders’ equity (000’s)	$5,171,916	$5,187,188		$5,234,615		$4,925,539			$4,899,664		$5,067,305		$5,030,728		$4,975,954

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 48 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on page 49 of this MD&A.
5)	On March 21, 2018, the Company declared dividends of $0.09 per common share for total dividends of $40 million, which was paid on April 20, 2018.
6)	On March 21, 2017, the Company declared dividends of $0.07 per common share for total dividends of $31 million, which was paid on April 21, 2017.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [22]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [4]	7,053	4,864		$1,231		$400		$795	$5,988	$175	$4,043	$366,463

Salobo	76,995	75,351		1,228		400		386	92,496	33,258	62,356	2,706,060

Constancia	4,266	3,645		1,225		400		374	4,467	1,645	3,008	117,547

San Dimas	10,092	8,453		1,241		600		558	10,486	694	5,414	208,195

Stillwater	3,472	3,473		1,232		220		528	4,278	1,680	3,513	236,432

Other [5]	5,689	7,027		1,228		381		337	8,628	3,585	5,771	21,359

	107,567	102,813		$1,229		$409		$421	$126,343	$41,037	$84,105	$3,656,056

Silver

Peñasquito	1,455	901		$14.66		$4.17		$2.96	$13,211	$6,791	$9,454	$388,722

Antamina	1,225	1,300		14.57		2.92		8.70	18,945	3,832	14,898	710,077

Constancia	695	629		14.49		5.90		7.14	9,116	913	5,405	246,231

Other [6]	2,124	1,570		14.81		5.89		2.41	23,238	10,214	13,415	502,638

	5,499	4,400		$14.66		$4.66		$5.06	$64,510	$21,750	$43,172	$1,847,668

Palladium

Stillwater	5,869	5,049		$1,137		$205		$463	$5,738	$2,363	$4,703	$259,693

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$196,591	$65,150	$131,980	$6,156,839

Other

General and administrative										$(21,143)	$(6,175)

Finance costs										(13,836)	(17,445)

Other										(4,670)	217

Income tax expense										(18,673)	(116)

Total Other										$(58,322)	$(23,519)	$313,207

										$6,828	$108,461	$6,470,046

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

5)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests. The Minto mine was placed into care and maintenance in October 2018.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2018 were as follows:

Three Months Ended December 31, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis	178,215	159,667	$1,231	$398	$833	$425	$408

Silver equivalent basis	15,044	13,478	$14.59	$4.72	$9.87	$5.03	$4.84

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 50 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [23]

Three Months Ended December 31, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce)[3]	Average Depletion ($’s Per Ounce)	Sales	Gross Margin	Impairment Charges [4]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Sudbury [5]	8,568	12,059	$1,283	$400	$769	$15,468	$1,366	$-	$1,366	$10,667	$379,988

Salobo	76,153	71,683	1,275	400	381	91,361	35,390	-	35,390	62,688	2,808,732

Constancia	2,947	1,965	1,273	400	409	2,501	910	-	910	1,715	122,051

Other [6]	8,806	8,588	1,286	386	478	11,048	3,623	-	3,623	8,771	31,818

	96,474	94,295	$1,277	$399	$440	$120,378	$41,289	$-	$41,289	$83,841	$3,342,589

Silver

San Dimas [7]	1,324	1,299	$16.33	$4.32	$1.46	$21,206	$13,693	$-	$13,693	$15,595	$134,862

Peñasquito	1,561	1,537	17.05	3.87	2.88	26,200	15,815	-	15,815	20,245	403,250

Antamina	1,434	1,769	16.74	3.35	9.81	29,620	6,346	-	6,346	23,700	757,638

Constancia	621	491	16.80	5.90	7.36	8,251	1,736	-	1,736	5,353	261,803

Other [8]	2,189	2,196	16.79	5.60	3.65	36,891	16,558	(228,680)	(212,122)	24,690	523,135

	7,129	7,292	$16.75	$4.48	$4.84	$122,168	$54,148	$(228,680)	$(174,532)	$89,583	$2,080,688

Operating results						$242,546	$95,437	$(228,680)	$(133,243)	$173,424	$5,423,277

Other

General and administrative									$(8,913)	$(5,394)

Finance costs									(7,279)	(6,729)

Other									11,529	3,831

Income tax recovery									194	(49)

Total other									$(4,469)	$(8,341)	$260,036

									$(137,712)	$165,083	$5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)	Please refer to page 29 of the MD&A for more information.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
7)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

8)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2017 were as follows:

Three Months Ended December 31, 2017
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis	189,909	189,882	$1,277	$370	$907	$405	$502

Silver equivalent basis	14,491	14,488	$16.74	$4.85	$11.89	$5.30	$6.59

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 50 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [24]

Gold Production

For the three months ended December 31, 2018, attributable gold production was 107,600 ounces relative to 96,500 ounces for the comparable period in 2017, with the 11,100 ounce increase being primarily attributable to the following factors:

●	10,100 ounce increase related to the recently acquired gold stream relative to the San Dimas mine, as more fully explained on page 9 of this MD&A; and

●	3,500 ounce increase related to the recently acquired gold stream relative to the Stillwater mines, as more fully explained on page 10 of this MD&A ; partially offset by

●

3,100 ounce (35%) decrease related to gold production from the Other mines which was primarily due to the cessation of production at the Minto mine, which was placed into care and maintenance as of October 2018.

Silver Production

For the three months ended December 31, 2018, attributable silver production was 5.5 million ounces relative to 7.1 million ounces for the comparable period in 2017, with the 1.6 million ounce decrease being primarily attributable to the following factors:

●

1,324,000 ounce (100%) decrease related to the silver stream relative to the San Dimas mine, resulting from the termination of the San Dimas SPA effective May 10, 2018, as more fully explained on page 9 of this MD&A;

●

209,000 ounce (15%) decrease related to the silver stream relative to the Antamina mine, which was expected and is primarily due to the mining of lower grade material as a result of mine sequencing in the open pit, partially offset by higher throughput; and

●

65,000 ounce (3%) decrease related to silver production from the Other mines, primarily due to all deliveries from the Lagunas Norte, Veladero, and Pierina mines ceasing effective March 31, 2018 in accordance with the Pascua-Lama PMPA, partially offset by the start-up of production at the Aljustrel mine in Q2 2018.

Palladium Production

For the three months ended December 31, 2018, attributable palladium production was 5,900 ounces relative to NIL ounces for the comparable period in 2017, resulting from the recent acquisition of the Stillwater palladium stream as more fully explained on page 13 of this MD&A.

Net Earnings and Cash Flow from Operations

For the three months ended December 31, 2018, the net earnings and cash flow from operations were $7 million and $108 million, respectively, relative to a net loss of $138 million and cash flow from operations of $165 million for the comparable period in 2017, with the $145 million increase in net earnings being primarily attributable to the following factors:

Changes relative to production of gold, silver and palladium:

●

$10 million decrease related to the composition of mines from which payable production is received, primarily due to the termination of the silver stream relative to San Dimas which was originally acquired in 2004, as the newer assets which replace this stream have depletion rates which are more reflective of the current commodity price environment.

Changes relative to gold, silver and palladium ounces produced but not yet delivered:

●	$5 million decrease as a result of the timing of shipments of stockpiled concentrate and doré.

Changes relative to other items:

●

$229 million increase as a result of an impairment charge taken during the three months ended December 31, 2017, as more fully explained in the Impairment of Mineral Stream Interests section on page 29 of this MD&A; partially offset by

●	$19 million decrease due to an increase in income tax expense, as explained on page 32 of this MD&A;

●	$17 million decrease due to a reduction in the operating margin per ounce, primarily due to a 13% decrease in the price realized per ounce of silver sold;

●	$16 million decrease as a result of a decrease in Other Income as explained on page 31 of this MD&A;

●	$12 million decrease as a result of an increase in General and Administrative expenses as explained on page 30 of this MD&A ($1 million decrease from a cash flow perspective); and

●	$7 million decrease as a result of an increase in Interest Costs as explained on page 31 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [25]

Year Ended December 31, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [4]	23,550	17,010		$1,281		$400		$795	$21,785	$1,456	$14,959	$366,463

Salobo	271,105	265,869		1,266		400		386	336,474	127,455	230,126	2,706,060

Constancia	14,029	12,044		1,267		400		374	15,259	5,937	10,441	117,547

San Dimas [5]	26,460	21,962		1,227		600		557	26,943	1,532	13,766	208,195

Stillwater	9,848	5,548		1,222		219		527	6,777	2,637	5,562	236,432

Other [6]	28,247	26,735		1,270		388		391	33,955	13,129	22,162	21,359

	373,239	349,168		$1,264		$409		$419	$441,193	$152,146	$297,016	$3,656,056

Silver

San Dimas [5]	2,213	2,442		$16.62		$4.32		$1.46	$40,594	$26,470	$30,045	$-

Peñasquito	5,222	4,916		15.80		4.17		2.96	77,691	42,662	57,190	388,722

Antamina	5,329	5,468		15.80		3.16		8.70	86,408	21,582	69,143	710,077

Constancia	2,527	2,180		15.63		5.90		7.14	34,082	5,647	21,219	246,231

Other [7]	9,183	6,727		15.58		5.98		3.08	104,804	43,873	64,645	502,638

	24,474	21,733		$15.81		$4.67		$4.69	$343,579	$140,234	$242,242	$1,847,668

Palladium

Stillwater	14,686	8,717		$1,060		$190		$463	$9,240	$3,551	$7,584	$259,693

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$794,012	$295,931	$546,842	$6,156,839

Other

General and administrative										$(51,650)	$(29,509)

Finance costs										(41,187)	(40,363)

Other										(5,826)	1,403

Gain on disposal of the San Dimas SPA										245,715	-

Income tax expense										(15,868)	(960)

Total other										$131,184	$(69,429)	$313,207

										$427,115	$477,413	$6,470,046

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

5)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. . In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2018 were as follows:

Year Ended December 31, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis	688,120	625,271	$1,270	$393	$877	$403	$474

Silver equivalent basis	55,588	50,511	$15.72	$4.87	$10.85	$4.99	$5.86

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 50 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [26]

Year Ended December 31, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce)[3]	Average Depletion ($’s Per Ounce)	Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [5]	33,737	28,005	$1,259	$400	$769	$35,253	$2,504	$-	$2,504	$24,042	$379,988

Salobo	264,656	252,366	1,258	400	381	317,596	120,547	-	120,547	216,650	2,808,732

Constancia	10,208	8,842	1,258	400	409	11,125	3,969	-	3,969	7,575	122,051

Other [6]	46,503	47,992	1,250	364	405	59,967	23,072	-	23,072	38,778	31,818

	355,104	337,205	$1,257	$395	$417	$423,941	$150,092	$-	$150,092	$287,045	$3,342,589

Silver

San Dimas [7]	3,963	3,902	$16.83	$4.30	$1.46	$65,677	$43,174	$-	$43,174	$48,887	$134,862

Peñasquito	6,024	5,145	17.09	4.05	2.88	87,906	52,223	-	52,223	67,050	403,250

Antamina	6,372	5,929	16.97	3.40	9.81	100,617	22,266	-	22,266	80,434	757,638

Constancia	2,199	1,924	17.16	5.90	7.36	33,026	7,505	-	7,505	21,470	261,803

Other [8]	9,731	7,744	17.05	5.35	3.72	132,048	61,774	(228,680)	(166,906)	88,495	523,135

	28,289	24,644	$17.01	$4.49	$4.94	$419,274	$186,942	$(228,680)	$(41,738)	$306,336	$2,080,688

Operating results						$843,215	$337,034	$(228,680)	$108,354	$593,381	$5,423,277

Other

General and administrative									$(34,673)	$(30,298)

Finance costs									(30,399)	(29,570)

Other									13,535	5,874

Income tax recovery									886	(579)

Total other									$(50,651)	$(54,573)	$260,036

									$57,703	$538,808	$5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)	Please refer to page 29 of this MD&A for this information.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
7)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

8)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Cozamin PMPA expired on April 4, 2017 and the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2017 were as follows:

Year Ended December 31, 2017
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis	738,650	671,330	$1,256	$363	$893	$391	$502

Silver equivalent basis	54,482	49,517	$17.03	$4.92	$12.11	$5.30	$6.81

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 50 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [27]

Gold Production

For the year ended December 31, 2018, attributable gold production was 373,200 ounces, relative to 355,100 ounces for the comparable period in 2017, with the 18,100 ounce increase being primarily attributable to the following factors:

●	26,500 ounce increase related to the recently acquired gold stream relative to the San Dimas mine, as more fully explained on page 9 of this MD&A;

●	9,800 ounce increase related to the recently acquired gold stream relative to the Stillwater mines, as more fully explained on page 10 of this MD&A;

●	6,400 ounce (2%) increase related to the gold stream relative to the Salobo mine, primarily due to higher recoveries; and

●	3,800 ounce (37%) increase related to the Constancia mine, primarily due to the mining of higher grade material; partially offset by

●

18,300 ounce (39%) decrease related to gold production at the Other mines, primarily due to lower production at the Minto mine as a result of lower throughput and grades, with the Minto mine being placed into care and maintenance during Q4 2018; and

●

10,200 ounce (30%) decrease related to the Sudbury mines, primarily due to lower throughput. According to Vale’s second quarter of 2018 MD&A, the Coleman mine was in a maintenance shutdown from November 2017 to April 2018.

Silver Production

For the year ended December 31, 2018, attributable silver production was 24.5 million ounces, relative to 28.3 million ounces for the comparable period in 2017, with the 3.8 million ounce decrease being primarily attributable to the following factors:

●

1,749,000 ounce (44%) decrease related to the previously owned silver stream relative to the San Dimas mine resulting from the termination of the San Dimas SPA effective May 10, 2018, as more fully explained on page 9 of this MD&A;

●

1,044,000 ounce (16%) decrease related to the silver stream relative to the Antamina mine, which was expected and is primarily due to the mining of lower grade material as a result of mine sequencing in the open pit;

●

803,000 ounce (13%) decrease related to the silver stream relative to the Peñasquito mine which, as per Goldcorp’s fourth quarter of 2018 MD&A, was the result of mining lower planned grades of all metals as part of a multi-year waste-stripping campaign within its main Peñasco pit; and

●

549,000 ounce (6%) decrease related to silver production from the Other mines, due primarily to the expiry of the streaming agreement relative to the Cozamin mine on April 4, 2017 and, in accordance with the Pascua-Lama PMPA, the cessation of all deliveries effective March 31, 2018 from the Lagunas Norte, Veladero, and Pierina mines, partially offset by the start-up of attributable production at the Aljustrel mine during Q2 2018; partially offset by

●	330,000 ounce (15%) increase related to the silver stream relative to the Constancia mine, primarily due to higher throughput and grades.

Palladium Production

For the year ended December 31, 2018, attributable palladium production was 14,700 ounces, relative to NIL ounces for the comparable period in 2017, resulting from the acquisition of the Stillwater palladium stream effective July 1, 2018, as more fully described on page 13 of this MD&A.

Net Earnings and Cash Flow from Operations

For the year ended December 31, 2018, net earnings and cash flow from operations were $427 million and $477 million, respectively, relative to $58 million and $539 million, respectively, for the comparable period in 2017, with the $369 million increase in net earnings being primarily attributable to the following factors:

Changes relative to production of gold, silver and palladium:

●	$27 million decrease related to the composition of mines from which payable production is received.

Changes relative to gold, silver and palladium ounces produced but not yet delivered:

●	$9 million increase as a result of the timing of shipments of stockpiled concentrate and doré.

Changes relative to other items:

●	$246 million increase as a result of the gain on disposal of the previously owned silver stream relative to the San Dimas mine, as explained on page 9 of this MD&A; and

●

$229 million increase as a result of an impairment charge taken during the three months ended December 31, 2017, as more fully explained in the Impairment of Mineral Stream Interests section on page 29 of this MD&A; partially offset by

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [28]

●	$26 million decrease due to a reduction in the operating margin per ounce, primarily due to a 7% decrease in the price realized per ounce of silver sold;

●	$19 million decrease as a result of a decrease in Other Income as explained on page 31 of this MD&A;

●	$17 million decrease as a result of an increase in General and Administrative expenses as explained on page 30 of this MD&A ($1 million decrease from a cash flow perspective);

●	$17 million decrease due to an increase in income tax expense, as explained on page 32 of this MD&A; and

●	$11 million decrease as a result of an increase in Interest Costs as explained on page 31 of this MD&A.

Impairment of Mineral Stream Interests

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA, as disclosed in the Contractual Obligations and Contingencies section of this MD&A.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, the following PMPAs were determined to be impaired:

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2018	2017	2018	2017

Silver interests

Other silver interests

Pascua-Lama	$-	$228,680	$-	$228,680

Total impairment charges	$-	$228,680	$-	$228,680

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [29]

Pascua-Lama - Indicator of Impairment at December 31, 2017

In January 2018, the Company was notified that Barrick had received a revised resolution from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) in connection with the previously disclosed SMA regulatory sanctions requiring the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. In light of the order to close surface facilities in Chile, Barrick reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces, which were based on an open pit mine plan, as measured and indicated resources. As a result, Wheaton also reclassified 151.7 million ounces of silver mineral reserves associated with Pascua-Lama as measured and indicated resources.

As this resolution affects Barrick’s ability to advance the Pascua-Lama project as an open pit mine, coupled with the resulting reclassification of open pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017.

The Pascua-Lama PMPA had a carrying value at December 31, 2017 of $485 million. Management estimated that the recoverable amount at December 31, 2017 under the Pascua-Lama PMPA was $256 million, representing its FVLCD and resulting in an impairment charge of $229 million. The recoverable amount related to the Pascua-Lama PMPA was estimated using an average discount rate of 9% and a nominal silver price of $16.70 for the current year with a 2% inflationary factor being applied thereafter. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

General and Administrative

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2018	2017	2018	2017

Salaries and benefits

Salaries and benefits, excluding PSUs	$4,073	$2,401	$14,397	$12,054

PSUs	6,103	635	9,517	140

Total salaries and benefits	$10,176	$3,036	$23,914	$12,194

Depreciation	294	241	1,057	972

Donations	799	790	2,610	2,141

Professional fees	5,990	913	8,559	3,938

Other	2,496	2,629	10,078	10,377

General and administrative before equity settled stock based compensation	$19,755	$7,609	$46,218	$29,622

Equity settled stock based compensation (a non-cash expense)	1,388	1,304	5,432	5,051

Total general and administrative	$21,143	$8,913	$51,650	$34,673

For the three months and year ended December 31, 2018, general and administrative expenses increased by $12 million and $17 million, respectively, relative to the comparable periods in the previous year, with the increase being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”) coupled with professional fees incurred during the fourth quarter of 2018 associated with the CRA Settlement, which is discussed on page 32 of this MD&A.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [30]

Other (Income) Expense

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2018	2017	2018	2017

Interest income	$(198)	$(196)	$(750)	$(407)

Dividend income	(20)	(15)	(78)	(60)

Proceeds relative to the Mercator Minerals bankruptcy	-	-	-	(1,022)

Guarantee fees - Primero Revolving Credit Facility	-	(2,683)	(858)	(2,683)

Fees for contract amendments and reconciliations	-	(8,436)	(248)	(9,424)

Share of losses of associate	59	-	432	-

Foreign exchange (gain) loss	(298)	22	(144)	270

Loss on fair value adjustment of share purchase warrants held	1	6	124	6

Loss on fair value adjustment of Kutcho Convertible Note	661	(215)	2,878	(215)

Interest and penalties related to CRA Settlement	4,317	-	4,317	-

Other	148	(12)	153	-

Total other (income) expense	$4,670	$(11,529)	$5,826	$(13,535)

Proceeds relative to the Mercator Minerals bankruptcy

During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. (“Mercator”) with whom Wheaton had a PMPA relative to Mercator’s Mineral Park mine in the United States (the “Mercator Bankruptcy”). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

Guarantee fees - Primero Revolving Credit Facility

On March 30, 2017, Wheaton provided a guarantee to the lenders under Primero’s previously outstanding revolving credit facility for which Primero paid a fee of 5% per annum (the “Guarantee”). The Guarantee was cancelled on May 10, 2018, being the date First Majestic acquired all the issued and outstanding common shares of Primero.

Fees for contract amendments and reconciliations

During 2017, the Company received various fees and one-time adjustments including the payment of $8 million from Capstone relative to the Minto PMPA Amendment and certain other agreements made between the Company and Capstone, as more fully described on page 16 of this MD&A.

Finance Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2018	2017	2018	2017

Average principle outstanding during period	$1,335,922	$825,755	$1,005,222	$970,750

Average effective interest rate during period	3.83%	2.80%	3.57%	2.57%

Total interest costs incurred during period	$12,784	$5,778	$35,839	$24,993

Costs related to undrawn credit facilities	635	1,100	3,707	3,839

Letter of guarantee	417	401	1,641	1,567

Total finance costs	$13,836	$7,279	$41,187	$30,399

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [31]

Income Tax Expense (Recovery)

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2018	2017	2018	2017

Current income tax expense related to foreign jurisdictions	$11	$32	$86	$326

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	(1,624)	1,236	841	3,602

Reversal of write down of previously recognized temporary differences	(48)	(1,462)	(5,393)	(4,814)

Total deferred income tax recovery from operations	$(1,672)	$(226)	$(4,552)	$(1,212)

Total income tax recovery from operations	$(1,661)	$(194)	$(4,466)	$(886)

Income tax expense related to CRA Settlement

Current income tax expense related to CRA Settlement	$4,020	$-	$4,020	$-

Reversal of previously recognized non-capital losses	3,848	-	3,848	-

Income tax expense offset by previously unrecognized non-capital losses recognized through Equity	12,466	-	12,466	-

Total income tax expense related to CRA Settlement [1]	$20,334	$-	$20,334	$-

Income tax expense (recovery) recognized in net earnings	$18,673	$(194)	$15,868	$(886)

1)	Net of an $18 million tax benefit relating to non-capital losses and other deductions recognized through net earnings.

For the year ended December 31, 2018, income tax expense increased by $17 million relative to the comparable period in the previous year, with the Company recording $20 million relating to the CRA Settlement offset in part by $3 million relating to the recognition of capital losses against the realized gain relating to the Company’s disposal of its investment in Arizona Mining (please refer to page 17 of this MD&A). Income tax expense related to the CRA Settlement comprises $4 million of current income tax and $16 million relating to the tax impact of applying non-capital losses to the CRA Settlement. The deferred income tax recovery of $5 million from operations and the income tax expense of $16 million related to the application of non-capital losses to the CRA Settlement are both reflected in net earnings and together with the income tax expense of $3 million that has been recognized directly in OCI are offset by an income tax recovery of $14 million that has been recognized directly in the Statement of Shareholders’ Equity. Refer further to the Settlement of the Canada Revenue Agency International Tax Dispute discussion below.

Settlement of the Canada Revenue Agency International Tax Dispute

On September 24, 2015, the Company received Notices of Reassessment (the “Reassessments”) from the CRA totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005 to 2010 taxation years. The CRA’s position in the Reassessments was that the transfer pricing provisions under the Income Tax Act (Canada) (the “Act”) relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of the Company subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the 2005 to 2010 taxation years. On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Additional deposits were required on an annual basis for additional interest accruing. Instead of making the deposits in cash, the Company posted security in the form of letters of guarantee totaling Cdn$213 million.

On December 13, 2018, the Company reached a settlement with the CRA which provides for a final resolution of the Company’s tax appeal in connection with the reassessment of the 2005 to 2010 taxation years under transfer pricing rules related to the income generated by the Company’s foreign subsidiaries outside of Canada.

Under the terms of the CRA Settlement:

●	Income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada.
●	The service fee charged by the Company for the services provided to its foreign subsidiaries will be adjusted to:
(i)	include capital-raising costs incurred by the Company for the purpose of funding streaming transactions entered into by the Company’s foreign subsidiaries; and
(ii)	increase the mark-up applied to the Company’s cost of providing services to the Company’s foreign subsidiaries, including the above capital-raising costs, from the current 20% to 30%.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [32]

●	Transfer pricing penalties in the Reassessments will be reversed. Interest will be adjusted consequentially to the adjustments described above, subject to some minor adjustments.
●

These transfer pricing principles will also apply to all taxation years after 2010, including the 2011 to 2015 taxation years which are currently under audit, and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence.

The letters of guarantee totaling Cdn$213 million posted as security for the Reassessments were cancelled on December 18, 2018.

After the application of non-capital losses, the CRA Settlement resulted in no additional cash taxes in respect of the 2005 to 2010 taxation years. The Company has requested adjustments to its 2011 to 2017 tax returns to apply the CRA Settlement principles to those taxation years. After the application of non-capital losses, for the 2005 to 2017 taxation years, the Company estimates cash taxes of approximately $4 million (Cdn$5.5 million) as well as interest and other penalties of approximately $4.3 million (Cdn$5.9 million). The additional taxes and interest and other penalties resulting from the CRA Settlement have been accounted for in the current year. Interest and other penalties are reflected in the line item Other (Income) Expense on the Statement of Earnings.

A significant component of the non-capital losses that have been applied to offset the additional taxable income arising from the CRA Settlement relate to share issue costs. As share issue costs, which are deducted for tax purposes over a 5-year period, reduce share capital for accounting purposes rather than being deducted as an expense in the Statement of Earnings, the tax benefit related to these costs is also recognized in share capital. As such, the Company has recorded an income tax expense of approximately $12 million in the Statement of Earnings with an offsetting income tax recovery reflected directly in the Statement of Shareholders’ Equity.

Liquidity and Capital Resources1

As at December 31, 2018, the Company had cash and cash equivalents of $76 million (December 31, 2017 - $99 million) and debt outstanding under its $2 billion revolving term loan (the “Revolving Facility”) of $1,264 million (December 31, 2017 - $770 million), resulting in a net debt position of $1,188 million (December 31, 2017 - $671 million).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended December 31, 2018

During the three months ended December 31, 2018, the Company generated operating cash flows of $108 million compared with $165 million during the comparable period of 2017, with the decrease being attributable to a 40% decrease in silver sales volumes ($35 million), a 13% decrease in realized silver prices ($10 million), a 4% decrease in realized gold prices ($5 million), higher per ounce costs resulting from sales mix differences ($4 million), negative changes in working capital ($2 million) and higher interest payments ($11 million), with these decreases being partially offset by a 9% increase in gold sales volumes ($8 million) and the first sales of palladium ($5 million).

During the three months ended December 31, 2018, the Company had net cash outflows from financing activities of $151 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $117 million and dividend payments of $34 million. During the three months ended December 31, 2017, the Company had net cash outflows from financing activities of $117 million which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $84 million and dividend payments of $33 million.

During the three months ended December 31, 2018, the Company had net cash outflows from investing activities of $1 million. During the three months ended December 31, 2017, the Company had net cash outflows from investing activities of $20 million, which was primarily the result of the acquisition, by way of private placement, of 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million), the advance of $16 million (Cdn$20 million) to Kutcho in exchange for the Kutcho Convertible Note receivable, and an upfront cash payment of $1 million paid to Panoro related to the Cotabambas Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [33]

Year Ended December 31, 2018

During the year ended December 31, 2018, the Company generated operating cash flows of $477 million compared with $539 million during the comparable period of 2017, with the decrease being attributable to a 7% decrease in realized silver prices ($25 million), an 12% decrease in silver sales volumes ($36 million), higher per ounce costs resulting from sales mix differences ($10 million) and higher interest payments ($10 million), with these decreases being partially offset by a 9% increase in gold sales volumes ($10 million) and the first sales of palladium ($8 million).

During the year ended December 31, 2018, the Company had net cash inflows from financing activities of $361 million, which was primarily the result of advances in the amount of $373 million and $452 million taken under the Company’s Revolving Facility which were used to partially fund the Voisey’s Bay cobalt stream and the Stillwater gold and palladium stream, respectively, with these cash inflows being partially offset by repayments under the Company’s Revolving Facility in the amount of $331 million and dividend payments totaling $133 million. During the year ended December 31, 2017, the Company had net cash outflows from financing activities of $545 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $423 million and dividend payments totaling $122 million.

During the year ended December 31, 2018, the Company had net cash outflows from investing activities of $861 million, which was primarily the result of (i) a payment to Sibanye-Stillwater in the amount of $500 million in connection with the Stillwater gold and palladium stream; (ii) a payment to Vale in the amount of $390 million in connection with the Voisey’s Bay cobalt stream; (iii) a $220 million payment to First Majestic in connection with the San Dimas PMPA; (iv) payments totaling $7 million to Kutcho in connection with the Kutcho Early Deposit Agreement; (v) payments totaling $2 million to Panoro in connection with the Cotabambas Early Deposit Agreement; and (vi) payments totaling $7 million related to closing costs relative to the various streaming transactions concluded during 2018, with these cash outflows being partially offset by a $220 million payment received from First Majestic as partial consideration for the termination of the San Dimas SPA, a $10 million payment received from Goldcorp as consideration for the termination of the Goldcorp Guarantee and proceeds of disposition relative to the Company’s investment in Arizona Mining in the amount of $48 million. During the year ended December 31, 2017, the Company had net cash outflows from investing activities of $20 million, which was primarily the result of the acquisition, by way of private placement, of 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million), the advance of $16 million (Cdn$20 million) to Kutcho in exchange for the Kutcho Convertible Note receivable, and upfront cash payments totaling $2 million paid to Panoro related to the Cotabambas Early Deposit Agreement, partially offset by a $1 million settlement payment received relative to the Mercator Bankruptcy.

In the opinion of management, the $76 million of cash and cash equivalents as at December 31, 2018, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [34]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.21		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	[3]	100%		0%		0%		$400	[4]	$5.90	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$404		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$600		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.85	[12]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$6.77	[13]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.26		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%	[16]	0%		0%		$325	[17]	$4.22		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$416	[4]	$6.14	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater mines PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.85 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.85 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 10,000 meters of Expansion Drilling in July 2018.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)

During the second quarter of 2018, the Company agreed to amend the Aljustrel PMPA with Almina to increase the production payments to 50% of the amount received under the respective concentrate sales contracts and to fix silver payable rates for a period of two years and limit rate decreases thereafter.

16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018
17)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2019	2020 - 2022	2023 - 2024	After 2024	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$1,264,000	$-	$1,264,000	$-	$1,264,000

Interest [2]	53,845	142,169	46,541	-	242,555	-	242,555

Mineral stream interest payments [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	1,500	4,500	1,000	-	7,000	126,000	133,000

Kutcho	-	-	-	-	-	58,000	58,000

Operating leases	789	1,696	1,076	224	3,785	-	3,785

Total contractual obligations	$56,134	$148,365	$1,312,617	$224	$1,517,340	$585,550	$2,102,890

1)	At December 31, 2018, the Company had $1.3 billion drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2018 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. On March 8, 2019, Hudbay announced that the U.S. Army Corps of Engineers has issued a Section 404 Water Permit for the Rosemont Project and that it expects to receive the Rosemont project’s Mine Plan of Operations from the U.S. Forest Service shortly.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2019 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement. Sandspring has announced the advancement of a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $7 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $7 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [36]

repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018 Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale’s disclosure relating to the size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale’s proposed schedule, this payment would likely become payable in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.

Taxes - Canada Revenue Agency – 2013 Taxation Year Domestic Reassessment and Audit 1

On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year (“the 2013 Domestic Reassessment”) in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. The Company’s position, as reflected in its Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, as provided for in the PMPAs.

Management believes the Company’s position is correct and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law. On October 18, 2018, Wheaton filed a notice of objection under the Act challenging the 2013 Domestic Reassessment.

The 2013 Domestic Reassessment resulted in no additional tax for the 2013 taxation year after applying non-capital losses carried back from subsequent taxation years. However, interest and penalties of approximately $1 million remained owing (calculated to the date of the 2013 Domestic Reassessment), 50% of which was paid in order to object to the 2013 Domestic Reassessment. Consequential to the 2013 Domestic Reassessment, losses available to offset taxable income in the 2011 and 2012 taxation years was reduced resulting in reassessments for tax, interest and penalties totaling approximately $2 million, 50% of which was paid in order to object to the reassessments.

If CRA were to apply the 2013 Domestic Reassessment methodology to the Company’s Canadian PMPAs for the 2014 to 2018 taxation years, the Company estimates the impact, after applying the principles of the CRA Settlement, to be approximately $2 million of tax, interest and penalties. The CRA is conducting a domestic audit for the 2014 and 2015 taxation years. The 2016 to 2018 taxation years remain open to a domestic audit.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

[1]

The assessment by management of the expected impact of the 2013 Domestic Reassessment on the Company is “forward-looking information”. Statements in respect of the impact of the 2013 Domestic Reassessment are based on the expectation that the Company will be successful in challenging the 2013 Domestic Reassessment. Statements in respect of the 2013 Domestic Reassessment and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [37]

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, and then filed a second amended complaint in April 2018 (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017.

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which adds a claim under Section 10(b) against our auditors. Defendants have filed motions to dismiss the Second Amended Complaint and an initial hearing was held on December 17, 2018 to consider the motions to dismiss. The court has not yet issued a ruling on the motion to dismiss. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the year ended December 31, 2018, the Company received cash proceeds of $1 million from the exercise of 46,800 share purchase options at a weighted average exercise price of Cdn$24.28 per option. During the year ended December 31, 2017, the Company received cash proceeds of $1 million from the exercise of 70,600 share purchase options at a weighted average exercise price of Cdn$24.83 per option.

As of March 20, 2019, there were 444,336,361 outstanding common shares, 3,882,000 share purchase options, 369,853 restricted share units and 10,000,000 share purchase warrants.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [38]

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 15 of this MD&A) in addition to the Kutcho Convertible Note (see page 18 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at December 31, 2018.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

Commodity Prices

The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal mining industry, as it derives all of its of revenue from precious metals and cobalt streams.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings.

The “Mining Operations” consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Los Filos mine, the Peñasquito mine, the Keno Hill mines, the Neves-Corvo mine, the Minto mine, the Pascua-Lama project, the Aljustrel mine, the 777 mine, the Salobo mine, the Sudbury mines, the Constancia mine, the Antamina mine, the Stillwater mines, the Voisey’s Bay mine, the Rosemont project, the Loma de La Plata project, the Toroparu project, the Cotabambas project and the Kutcho project. Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines, silver at the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines, and therefore, the economic cut-off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the gold, silver, palladium and / or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [39]

ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, including Wheaton Precious Metals International Ltd. which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the common shares.

Due to the size, complexity and nature of the Company’s operations, various tax matters are outstanding from time to time, including audits. If we are unable to resolve any of these matters favourably, there may be a material adverse effect on the Company (please refer to the section entitled Taxes - Canada Revenue Agency – 2013 Taxation Year Domestic Reassessment and Audit on page 37 of this MD&A for more information).

The CRA Settlement principles relative to the 2005 to 2010 taxation years (please see page 32 of this MD&A for more information) also apply to taxation years after 2010, including the 2011 to 2015 taxation years which are currently under audit, and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; and (vi) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident and Sibanye-Stillwater in respect of the AMCU strike action), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, there is no

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [40]

assurance that Wheaton will be successful in enforcing its rights under any security or guarantees provided to Wheaton.

See also “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Company – Mine Operator Concentration Risk” as well as “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Mining Operations – Exploration, Development and Operating Risks” in the Company’s Annual Information Form.

Indebtedness and Guarantees Risk

Effective December 31, 2018, the Company had $1.3 billion drawn under the Revolving Facility. As a result of this indebtedness, the Company is required to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of our Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

Mine Operator Concentration Risk

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to mine operator concentration risk, including as follows:

●

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2018 were 45% of the Company’s total revenue;

●

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2018 were 15% of the Company’s total revenue;

●

The counterparty obligations under the Penasquito PMPA and the Los Filos PMPA (which is included as part of Other silver interests) are guaranteed by Goldcorp. Total revenues relative to Goldcorp during the year ended December 31, 2018 were 10% of the Company’s total revenue; and

●

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay. Total revenues relative to Hudbay during the year ended December 31, 2018 were 10% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators or the Mining Operations, there could be a material adverse impact on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

In particular, total revenues relative to PMPAs with Vale during the year ended December 31, 2018 were 45% of the Company’s total revenue; operating cash flows from the PMPAs with Vale represented approximately 51% and 45% of the Company’s operating cash flows for the years ended December 31, 2018 and December 31, 2017, respectively; and as at December 31, 2018, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 50% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 13% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 14% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2019 and average five year forecasted gold equivalent production for 2019-2023 would be lowered by 40%, leading to a corresponding reduction to its revenue, net earnings and cash flows.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [41]

See also “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Indebtedness and Guarantees Risk”, as well as “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Mining Operations – Exploration, Development and Operating Risks” in the Company’s Annual Information Form.

Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out of the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2018, the trading price of the Company’s common shares on the NYSE has ranged from a low of $15.08 per share to a high of $22.87 per share and on the TSX has ranged from a low of Cdn$19.87 per share to a high of Cdn$29.93 per share. The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including those factors set out in the Company’s Annual Information Form and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [42]

alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in securities class action complaints in the United States (see “U.S. Shareholder Class Action” on page 37 of this MD&A) and in Canada (see “Canadian Shareholder Class Action” on page 38 of this MD&A).

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2018, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 3.57% (2017 – 2.57%).

During the years ended December 31, 2018 and December 31, 2017, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $10 million.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company is currently the subject of litigation in securities class action complaints in the United States (see “U.S. Shareholder Class Action” on page 37 of this MD&A) and in Canada (see “Canadian Shareholder Class Action” on page 38 of this MD&A).

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Activist Shareholders

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

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Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Security Over Underlying Assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to enforce its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Information Systems and Cyber Security

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the significant accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests

Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.2 billion at December 31, 2018. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

As more fully described in the Impairment of Mineral Stream Interests section on page 29 of this MD&A, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

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Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Valuation of Convertible Note Receivable

The Kutcho Convertible Note is measured at fair value for financial reporting purposes. As the Kutcho Convertible Note is not traded in an active market, its fair value is estimated by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note. Any resulting change in fair value is reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense.

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 15% and has used an implied volatility of 30% in valuing the convertibility feature. Holding all other variables constant, a fluctuation in interest rates of 1% would have impacted the valuation by approximately $0.6 million while a fluctuation in the implied volatility used of 5% would have impacted the valuation by approximately $0.2 million.

Minto Derivative Liability

In October 2017, in order to incentivize Capstone to extend the Minto mine life, the Company agreed to amend the Minto PMPA. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At December 31, 2018 and December 31, 2017, the Company estimated the fair value of this derivative liability to be $NIL. As per Capstone’s news release dated October 11, 2018, Capstone has elected to place the Minto mine on care and maintenance while they seek alternatives to preserve and maximize the value of the Minto mine.

Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of gold, silver or palladium credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2018 or December 31, 2017. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational

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Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

At December 31, 2018, the Company had outstanding provisionally priced sales of $7 million (December 31, 2017 - $4 million) where the quotational period pricing was estimated based on the forward price for gold and silver. These sales consisted of 500 ounces of gold and 0.4 million ounces of silver (December 31, 2017 - 800 ounces of gold and 0.2 million ounces of silver) which had a fair value gain adjustment of approximately $0.5 million (December 31, 2017 - fair value gain adjustment of approximately $0.3 million) associated with the embedded derivative. For each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $500 (December 31, 2017 - $800) and for each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,500 (December 31, 2017 - $2,000).

New Accounting Standards Effective in 2018

IFRS 9 – Financial Instruments (amended 2014):

On January 1, 2018, the Company adopted IFRS 9 (2014) – Financial Instruments (amended 2014) (“IFRS 9 (2014)”). The Company had previously adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The adoption of IFRS 9 (2014) did not have a material impact on the accounting policies and methods of application relative to the Company’s financial instruments.

IFRS 15 – Revenue from Contracts with Customers:

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 18 – Revenue (“IAS 18”). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded that there is no change in the timing of revenue recognition of its gold and silver credit sales and its gold and silver concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of the gold and silver and the transfer of control of the gold and silver occur at the same time. As such, no adjustment was required to the Company’s consolidated financial statements as at January 1, 2017 or for the year ended December 31, 2017. Additionally, IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity of concentrate sold under the terms of the concentrate sales contracts are not significant and do not constrain the recognition of revenue.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2019:

●

IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, its leases will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount expected to be capitalized is estimated at $5 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company intends to apply the new standard prospectively with no restatement of the prior periods and does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

●

IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [47]

treatments. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.

Early adoption of the above standards is permitted.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2018	2017	2018	2017

Net earnings (loss)	$6,828	$(137,712)	$427,115	$57,703

Add back (deduct):

Impairment loss	-	228,680	-	228,680

Gain on disposal of San Dimas SPA	-	-	(245,715)	-

Share in losses of associate	59	-	432	-

Loss on fair value adjustment of share purchase warrants held	1	6	124	6

Loss on fair value adjustment of Kutcho Convertible Note	661	(215)	2,878	(215)

Fees for contract amendments and reconciliations	-	(8,436)	(248)	(9,424)

Costs associated with the CRA Settlement

Income tax expense related to CRA Settlement	20,334		20,334

Interest and penalties	4,317		4,317

Professional fees	4,545		4,545

Adjusted net earnings	$36,745	$82,323	$213,782	$276,750

Divided by:
Basic weighted average number of shares outstanding	444,057	442,469	443,407	441,961
Diluted weighted average number of shares outstanding	444,429	442,978	443,862	442,442

Equals:

Adjusted earnings per share - basic	$0.08	$0.19	$0.48	$0.63

Adjusted earnings per share - diluted	$0.08	$0.19	$0.48	$0.63

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ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2018	2017	2018	2017

Cash generated by operating activities	$108,461	$165,083	$477,413	$538,808

Divided by:

Basic weighted average number of shares outstanding	444,057	442,469	443,407	441,961

Diluted weighted average number of shares outstanding	444,429	442,978	443,862	442,442

Equals:

Operating cash flow per share - basic	$0.24	$0.37	$1.08	$1.22

Operating cash flow per share - diluted	$0.24	$0.37	$1.08	$1.22

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended December 31			Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017		2018	2017

Cost of sales	$131,441		$147,109	$498,081		$506,181

Less: depletion	(67,843)		(76,813)	(252,287)		(262,380)

Cash cost of sales	$63,598		$70,296	$245,794		$243,801

Cash cost of sales is comprised of:

Total cash cost of gold sold	$42,054		$37,603	$142,728		$133,165

Total cash cost of silver sold	20,508		32,693	101,410		110,636

Total cash cost of palladium sold	1,036		-	1,656		-

Total cash cost of sales	$63,598		$70,296	$245,794		$243,801

Divided by:

Total gold ounces sold	102,813		94,295	349,168		337,205

Total silver ounces sold	4,400		7,292	21,733		24,644

Total palladium ounces sold	5,049		-	8,717		-

Equals:

Average cash cost of gold (per ounce)	$409		$399	$409		$395

Average cash cost of silver (per ounce)	$4.66		$4.48	$4.67		$4.49

Average cash cost of palladium (per ounce)	$205	$	n.a.	$190	$	n.a.

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iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31			Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017		2018	2017

Total sales:

Gold	$126,343		$120,378	$441,193		$423,941

Silver	$64,510		$122,168	$343,579		$419,274

Palladium	$5,738		$-	$9,240		$-

Divided by:

Total gold ounces sold	102,813		94,295	349,168		337,205

Total silver ounces sold	4,400		7,292	21,733		24,644

Total palladium ounces sold	5,049		-	8,717		-

Equals:

Average realized price of gold (per ounce)	$1,229		$1,277	$1,264		$1,257

Average realized price of silver (per ounce)	$14.66		$16.75	$15.81		$17.01

Average realized price of palladium (per ounce)	$1,137	$	n.a.	$1,060	$	n.a.

Less:

Average cash cost of gold [1] (per ounce)	$(409)		$(399)	$(409)		$(395)

Average cash cost of silver [1] (per ounce)	$(4.66)		$(4.48)	$(4.67)		$(4.49)

Average cash cost of palladium [1] (per ounce)	$(205)	$	n.a.	$(190)	$	n.a.

Equals:

Cash operating margin per gold ounce sold	$820		$878	$855		$862

As a percentage of realized price of gold	67%		69%	68%		69%

Cash operating margin per silver ounce sold	$10.00		$12.27	$11.14		$12.52

As a percentage of realized price of silver	68%		73%	70%		74%

Cash operating margin per palladium ounce sold	$932	$	n.a.	$870	$	n.a.

As a percentage of realized price of palladium	82%		n.a.	82%		n.a.

1) Refer to discussion on non-IFRS measure (iii) on page 49 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 20, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share, with this dividend being payable to shareholders of record on April 5, 2019 and is expected to be distributed on or about April 18, 2019. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2018. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2018.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2018 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2018.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [51]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2018, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

Attributable Proven and Probable Reserves (1,2,3,8,25)

As of December 31, 2018 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Recovery % (7)
Gold
Salobo (75%) (10)	464.4	0.34	5.10	403.3	0.29	3.76	867.7	0.32	8.86	68%
Sudbury (70%) (11)	14.5	0.51	0.24	21.8	0.45	0.32	36.3	0.48	0.56	77%
Constancia (50%)	244.2	0.06	0.45	40.2	0.06	0.08	284.4	0.06	0.53	61%
Stillwater (12,13)	6.3	0.47	0.09	40.1	0.47	0.61	46.4	0.47	0.70	69%
San Dimas (25%) (14)	0.3	4.31	0.04	0.7	3.58	0.08	1.0	3.80	0.12	95%
777 (50%)	1.3	1.70	0.07	0.6	1.82	0.04	1.9	1.74	0.11	59%
Minto	0.5	0.25	0.004	3.0	0.63	0.06	3.4	0.58	0.06	77%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	4.3	0.70	0.10	12.3	0.45	0.18	16.5	0.52	0.27	91%
Total Gold			6.19			5.56			11.75
Silver
Peñasquito (25%) (10)	94.1	34.6	104.6	36.0	23.6	27.3	130.1	31.5	131.9	85%
Antamina (33.75%) (10,11,19)
Copper	52.0	7.0	11.7	42.5	8.0	10.9	94.5	7.4	22.6	71%
Copper-Zinc	27.3	17.0	14.9	43.5	13.0	18.2	70.9	14.5	33.1	71%
Constancia	488.4	3.0	47.7	80.3	3.3	8.6	568.7	3.1	56.3	70%
Neves-Corvo
Copper	5.7	39.0	7.2	24.6	34.0	26.9	30.3	34.9	34.1	24%
Zinc	5.1	78.0	12.7	25.3	63.0	51.2	30.4	65.5	64.0	30%
Zinkgruvan
Zinc	5.1	78.0	12.7	5.3	89.0	15.0	10.3	83.6	27.7	83%
Copper	2.9	32.0	3.0	0.3	33.0	0.3	3.2	32.1	3.3	70%
Yauliyacu (20)	2.5	86.6	6.8	6.1	108.9	21.5	8.6	102.5	28.3	83%
San Dimas (25%) (14)	0.3	363.5	3.5	0.7	279.3	6.4	1.0	304.4	9.9	94%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Stratoni	-	-	-	0.5	178.0	2.8	0.5	178.0	2.8	80%
777	2.6	26.0	2.2	1.3	25.4	1.0	3.9	25.8	3.2	48%
Minto	0.5	3.1	0.05	3.0	5.3	0.5	3.4	5.0	0.6	78%
Rosemont (21)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (18)	4.3	17.2	2.4	12.3	13.1	5.2	16.5	14.2	7.5	66%
Total Silver			298.6			243.5			542.1
Palladium
Stillwater (4.5%) (12,13)	0.2	13.4	0.09	1.3	13.4	0.58	1.5	13.4	0.66	92%
Total Palladium			0.09			0.58			0.66
Cobalt
Voisey’s Bay (42.4%) (22)	4.8	0.14	14.5	6.6	0.13	18.1	11.3	0.13	32.6	84%
Total Cobalt			14.5			18.1			32.6

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [52]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,25)

As of December 31, 2018 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Gold
Salobo (75%) (10)	24.6	0.43	0.34	129.2	0.31	1.29	153.8	0.33	1.63
Sudbury (70%) (11)	1.1	0.70	0.02	10.1	0.38	0.12	11.2	0.41	0.15
Constancia (50%)	93.3	0.04	0.12	93.4	0.04	0.12	186.7	0.04	0.25
San Dimas (25%) (14)	0.2	6.92	0.04	0.3	3.19	0.03	0.5	4.53	0.07
777 (50%)	-	-	-	0.4	1.82	0.02	0.4	1.82	0.02
Minto	3.4	0.40	0.04	9.3	0.57	0.17	12.6	0.53	0.21
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,24)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	6.3	0.28	0.06	6.3	0.28	0.06
Total Gold			0.60			2.28			2.89
Silver
Peñasquito (25%) (10)	23.5	28.3	21.4	26.2	22.8	19.2	49.7	25.4	40.6
Antamina (33.75%) (10,11,19)
Copper	29.7	7.0	6.7	106.7	9.0	30.9	136.4	8.6	37.5
Copper-Zinc	8.1	16.0	4.2	46.2	18.0	26.8	54.3	17.7	30.9
Constancia	186.5	2.4	14.2	186.8	2.2	13.1	373.3	2.3	27.3
Neves-Corvo
Copper	4.4	59.0	8.4	28.5	50.9	46.6	32.9	52.0	55.0
Zinc	10.4	55.7	18.7	64.0	52.2	107.3	74.4	52.7	126.0
Zinkgruvan
Zinc	2.6	67.5	5.7	3.5	56.3	6.3	6.1	61.1	12.0
Copper	2.0	34.7	2.2	0.2	52.2	0.3	2.1	36.0	2.5
Yauliyacu (20)	5.3	111.9	19.1	8.4	163.4	43.9	13.7	143.4	63.0
San Dimas (25%) (14)	0.2	426.9	2.4	0.3	224.2	2.2	0.5	297.2	4.6
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Aljustrel (23)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	-	-	-	0.2	186.0	1.2	0.2	186.0	1.2
777	-	-	-	0.7	26.2	0.6	0.7	26.2	0.6
Minto	3.4	3.4	0.4	9.3	5.0	1.5	12.6	4.5	1.8
Rosemont (21)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	1.1	523.1	18.6	1.1	523.1	18.6
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,24)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	6.3	24.0	4.9	6.3	24.0	4.9
Total Silver			155.7			628.6			784.4
Cobalt
Voisey’s Bay (42.4%) (22)	-	-	-	1.4	0.05	1.6	1.4	0.05	1.6
Total Cobalt			-			1.6			1.6

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [53]

Attributable Inferred Resources (1,2,3,4,5,9,25)

As of December 31, 2018 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Gold
Salobo (75%) (10)	128.4	0.28	1.16
Sudbury (70%) (11)	4.7	0.66	0.10
Constancia (50%)	32.1	0.04	0.04
Stillwater (12,13)	87.3	0.45	1.25
San Dimas (25%) (14)	1.7	3.52	0.20
777 (50%)	0.3	1.72	0.02
Minto	6.1	0.51	0.10
Cotabambas (25%) (16,24)	151.3	0.17	0.84
Toroparu (10%) (15,16)	12.9	0.76	0.32
Kutcho (16,17)	5.8	0.24	0.04
Metates Royalty (18)	0.8	0.39	0.01
Total Gold			4.08
Silver
Peñasquito (25%) (10)	3.7	13.5	1.6
Antamina (33.75%) (10,11,19)
Copper	211.3	10.0	67.9
Copper-Zinc	105.6	16.0	54.3
Constancia	64.2	0.7	1.5
Neves-Corvo
Copper	10.5	38.0	12.8
Zinc	14.1	52.0	23.5
Yauliyacu (20)	11.9	298.9	114.8
Zinkgruvan
Zinc	16.3	76.0	39.9
Copper	0.4	27.0	0.4
San Dimas (25%) (14)	1.7	319.4	17.7
Stratoni	0.2	145.0	1.1
777	0.7	31.0	0.7
Minto	6.1	4.9	1.0
Los Filos	98.2	6.1	19.4
Rosemont (21)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Aljustrel (23)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.4	404.1	5.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,24)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	5.8	23.2	4.3
Metates Royalty (18)	0.8	9.5	0.2
Total Silver			432.7
Palladium
Stillwater (4.5%) (12,13)	0.9	12.7	0.36
Total Palladium			0.36
Cobalt
Voisey’s Bay (42.4%) (22)	4.0	0.11	9.3
Total Cobalt			9.3

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [54]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Antamina mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2018 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

b.	Mineral Resources and Mineral Reserves for the Constancia, 777, Minto, San Dimas and Stratoni mines are reported as of December 31, 2017.

c.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

d.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth, Onek projects as of January 3, 2017 and Bermingham projects as of September 17, 2018.

e.	Mineral Resources and Mineral Reserves for the Kutcho project are reported as of June 15, 2017.

f.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

g.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

h.	Mineral Resources and Mineral Reserves for the Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2018.

i.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

j.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

k.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Antamina mine - $2.94 per pound copper, $1.05 per pound zinc, $7.96 per pound molybdenum and $19.54 per ounce silver.

b.	Constancia mine - $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

c.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

d.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

e.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

f.	Minto mine – 0.5% copper cut-off for Open Pit and $64.00 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

g.

Neves-Corvo mine – 1.3% copper cut-off for the copper Mineral Reserves and 5.5% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

h.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $2.75 per pound copper, $0.95 per pound lead and $1.15 per pound zinc.

i.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

j.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,275 per ounce gold and $3.22 per pound copper.

k.	San Dimas mine – 3.22 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.

l.	Stillwater mines – combined platinum and palladium cut-off of 6.86 g/t.

m.	Stratoni mine – 14.3% zinc equivalent cut-off assuming $8.14 per ounce silver, $1.09 per pound lead and $1.23 per pound zinc.

n.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $3.22 per pound copper, $800 per ounce platinum, $875 per ounce palladium and $22.68 per pound cobalt.

o.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

p.	Voisey’s Bay mines:

i.	Ovoid, Mini Ovoid and SE Extension Mineral Reserves – Cdn $25.43 per tonne assuming $6.35 per pound nickel, $3.04 per pound copper and $24.81 per pound cobalt.

ii.	Reid Brook Mineral Reserves - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.

iii.	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.13 per pound cobalt.

q.	Yauliyacu mine - $19.54 per ounce silver, $2.94 per pound copper, and $1.05 per pound zinc.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [55]

r.

Zinkgruvan mine – 5.2% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

s.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Mineral Resources and 4.0% zinc cut-off for Estação zinc Mineral Resources.

b.	Antamina mine - $3.30 per pound copper, $1.23 per pound zinc, $9.29 per pound molybdenum and $20.50 per ounce silver.

c.	Constancia mine – $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen, Onek, Flame and Moth – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.

iii.	Bermingham - Cdn $185 per tonne NSR cut-off assuming $20.80 per ounce silver, $1.10 per pound lead, $1.20 per pound zinc and $1,450 per ounce gold.

iv.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

f.	Kutcho project – 1.0% copper cut-off assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 3.0% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.05 per pound lead and $1.25 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,275 per ounce gold and $3.22 per pound copper.

p.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.

q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

r.	Stratoni mine – $8.14 per ounce silver, $1.09 per pound lead and $1.23 per pound zinc.

s.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $3.22 per pound copper, $800 per ounce platinum, $875 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

u.	Voisey’s Bay mines:

i.	Reid Brook Mineral Resources - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.

ii.	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.

v.	Yauliyacu mine – $20.50 per ounce silver, $3.30 per pound copper, and $1.23 per pound zinc.

w.

Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.

10.

The scientific and technical information in these tables regarding the Peñasquito mine, the Antamina mine and the Constancia mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp Management’s Discussion & Analysis for the third quarter 2018, filed on October 24, 2018;

b.	Antamina – Glencore’s December 31, 2018 Resources and Reserves report (http://www.glencore.com/investors/reports-results/reserves-and-resources); and

c.	Constancia – Hudbay’s annual information form for the year ended December 31, 2017 filed on March 29, 2018.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, Antamina mine and Constancia mine, as well as the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Sudbury gold interests and Voisey’s Bay cobalt interest, have been constrained to the production expected for the various contracts.

12.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

13.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [56]

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Company’s agreement with Sandspring is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

18.

Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp.’s (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

19.

The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine PMPA provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

22.

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

24.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [57]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	estimated future production as a result of the Salobo Expansion;
●	the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale; and
●	the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay cobalt purchase agreement;
●

the impact of counterparties experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or the AMCU strike (as defined herein) or for any other reason;

●	the receipt by Hudbay of a Mine Plan of Operations from the U.S. Forest Service in respect of the Rosemont project;
●	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
●	the repayment of the Kutcho Convertible Note;
●	the ability of Barrick to advance the Pascua-Lama project;
●	future payments by the Company in accordance with PMPAs, including any acceleration of payments, estimated throughput and exploration potential;
●	projected increases to Wheaton’s production and cash flow profile;
●	the expansion and exploration potential at the Salobo and Peñasquito mines;
●	projected changes to Wheaton’s production mix;
●	anticipated increases in total throughput;
●	the estimated future production;
●	the future price of commodities;
●	the estimation of mineral reserves and mineral resources;
●	the realization of mineral reserve estimates;
●	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
●	the costs of future production;
●	reserve determination;
●	estimated reserve conversion rates and produced but not yet delivered ounces;
●	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive mineral stream interests;
●	confidence in the Company’s business structure;
●	the Company’s estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement;
●	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;
●	possible audits for taxation years subsequent to 2015;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
●

Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay or Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Voisey’s Bay cobalt purchase agreement;

●	Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices or at all or there is a
●

decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [58]

●

Vale not being able to meet its obligations under any of the Company’s PMPAs with Vale as a result of Vale experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or for any other reason;

●

Sibanye-Stillwater experiences financial, operational or other difficulties, including insolvency, and is not able to meet its obligations under the Stillwater PMPA (as defined herein) as a result of not being able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;

●	Hudbay does not receive the Mine Plan of Operations from the U.S. Forest Service in respect of the Rosemont project;
●

First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

●	Kutcho not being able to make payments under the Kutcho Convertible Note;
●

that each party does not satisfy its obligations in accordance with the terms of the Company’s PMPAs including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	fluctuations in the price of commodities;
●

risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
●

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;
●	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
●

risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;

●	credit and liquidity risks;
●	indebtedness and guarantees risks;
●	mine operator concentration risks;
●	hedging risk;
●	competition in the streaming industry;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	litigation risk associated with outstanding legal matters;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks related to activist shareholders;
●	risks related to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks relating to security over underlying assets;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development and operations at the Mining Operations;

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [59]

●

risks related to the ability of the companies with which Wheaton has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

●	risks related to environmental regulations and climate change;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable infrastructure and employees to support the Mining Operations;
●	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
●	inability to replace and expand mineral reserves;
●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks relating to future sales or the issuance of equity securities; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	Vale is able to produce the estimated future production as a result of the Salobo Expansion;
●

Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay and Vale is able to commence and meet its timing for delivery of cobalt under the Voisey’s Bay cobalt purchase agreement;

●	Wheaton is able to sell cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices and
●	Vale is able to meet its obligations under the Company’s PMPAs with Vale;
●	Sibanye-Stillwater is able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;
●	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;
●	that Hudbay will receive the Mine Plan of Operations from the U.S. Forest Service in respect of the Rosemont project;
●	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
●	that Wheaton will be able to terminate the Pascua-Lama PMPA in accordance with its terms;

●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive mineral stream interests;
●	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;
●	that Wheaton will be successful in challenging any reassessment by the CRA;
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●	that Wheaton’s ability to enter into new PMPAs will not be impacted by any CRA reassessment;
●	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
●

that Wheaton’s estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement and the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [60]

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed by Wheaton since January 1, 2019, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [61]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown
Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 20, 2019

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [62]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the “Company”), as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income, cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP Chartered Professional Accountants Vancouver, Canada March 20, 2019

We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [63]

Management’s Report on Internal Control Over Financial Reporting

Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2018, Wheaton’s internal control over financial reporting was effective.

The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2018, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2018, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown
Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 20, 2019

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [64]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 20, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP Chartered Professional Accountants Vancouver, Canada March 20, 2019

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [65]

Consolidated Statements of Earnings

		Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	Note	2018	2017

Sales	6	$794,012	$843,215

Cost of sales

Cost of sales, excluding depletion		$245,794	$243,801

Depletion	10	252,287	262,380

Total cost of sales		$498,081	$506,181

Gross margin		$295,931	$337,034

General and administrative [1]	7	51,650	34,673

Impairment charges	11	-	228,680

Earnings from operations		$244,281	$73,681

Gain on disposal of mineral stream interest	10	(245,715)	-

Other (income) expense	8	5,826	(13,535)

Earnings before finance costs and income taxes		$484,170	$87,216

Finance costs	17.3	41,187	30,399

Earnings before income taxes		$442,983	$56,817

Income tax (expense) recovery	23	(15,868)	886

Net earnings		$427,115	$57,703

Basic earnings per share		$0.96	$0.13

Diluted earnings per share		$0.96	$0.13

Weighted average number of shares outstanding

Basic	21	443,407	441,961

Diluted	21	443,862	442,442

1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$5,432	$5,051

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [66]

Consolidated Statements of Comprehensive Income

		Years Ended December 31

(US dollars in thousands)	Note	2018	2017

Net earnings		$427,115	$57,703

Other comprehensive income

Items that will not be reclassified to net earnings

(Loss) gain on LTIs¹	16	$(39,985)	$18,552

Income tax recovery (expense) related to LTIs¹	23	(2,662)	(1,091)

Total other comprehensive (loss) income		$(42,647)	$17,461

Total comprehensive income		$384,468	$75,164

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [67]

Consolidated Balance Sheets

	Note	As at December 31	As at December 31
(US dollars in thousands)		2018	2017

Assets

Current assets

Cash and cash equivalents		$75,767	$98,521

Accounts receivable	9	2,396	3,194

Other		1,541	1,700

Total current assets		$79,704	$103,415

Non-current assets

Mineral stream interests	10	$6,156,839	$5,423,277

Early deposit mineral stream interests	12	30,241	21,722

Mineral royalty interest	13	9,107	9,107

Long-term equity investments	16	164,753	95,732

Investment in associates	14	2,562	2,994

Convertible note receivable	15	12,899	15,777

Other		13,941	11,289

Total non-current assets		$6,390,342	$5,579,898

Total assets		$6,470,046	$5,683,313

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$19,883	$12,118

Current taxes payable	23	3,361	-

Current portion of performance share units	20.1	5,578	-

Other		19	25

Total current liabilities		$28,841	$12,143

Non-current liabilities

Bank debt	17.1	$1,264,000	$770,000

Deferred income taxes	23	111	76

Performance share units	20.1	5,178	1,430

Total non-current liabilities		$1,269,289	$771,506

Total liabilities		$1,298,130	$783,649

Shareholders’ equity

Issued capital	18	$3,516,437	$3,472,029

Reserves	19	7,893	77,007

Retained earnings		1,647,586	1,350,628

Total shareholders’ equity		$5,171,916	$4,899,664

Total liabilities and shareholders’ equity		$6,470,046	$5,683,313

Commitments and contingencies	17, 26

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [68]

Consolidated Statements of Cash Flows

		Years Ended December 31

(US dollars in thousands)	Note	2018	2017
Operating activities
Net earnings		$427,115	$57,703
Adjustments for

Depreciation and depletion		253,343	263,352

Gain on disposal of mineral stream interest	10	(245,715)	-

Impairment charges	11	-	228,680

Interest expense	17.3	35,839	24,993

Equity settled stock based compensation		5,432	5,051

Performance share units	20.1	9,517	140

Income tax expense (recovery)	23	15,868	(886)

Loss on fair value adjustment of share purchase warrants held	16	124	6

Receipt of shares in exchange for contractual modifications	16	-	(7,500)

Share in losses of associate	14	432	-

Fair value (gain) loss on convertible note receivable	15	2,878	(215)

Investment income recognized in net earnings		(829)	(467)

Other		(46)	(214)

Change in non-cash working capital	22	8,964	(6,346)

Cash generated from operations before income taxes and interest		$512,922	$564,297

Income taxes paid		(960)	(579)

Interest paid		(35,373)	(25,243)

Interest received		824	333

Cash generated from operating activities		$477,413	$538,808

Financing activities

Bank debt repaid	17.1	$(330,500)	$(423,000)

Bank debt drawn	17.1	824,500	-

Credit facility extension fees	17.1	(1,205)	(1,311)

Share purchase options exercised	19.2	1,027	1,181

Dividends paid	18.2, 22	(132,915)	(121,934)

Cash (used for) generated from financing activities		$360,907	$(545,064)

Investing activities

Mineral stream interests	10	$(1,116,955)	$-

Early deposit mineral stream interests	12	(8,709)	(1,721)

Net proceeds on disposal of mineral stream interests	10, 22	226,000	1,022

Acquisition of long-term investments	16, 22	(5,863)	(129)

Acquisition of convertible note receivable	15	-	(15,562)

Investment in associate	14	-	(2,994)

Proceeds on disposal of long-term investments	16	47,734	-

Dividend income received		80	60

Other		(3,613)	(249)

Cash used for investing activities		$(861,326)	$(19,573)

Effect of exchange rate changes on cash and cash equivalents		$252	$55

Decrease in cash and cash equivalents		$(22,754)	$(25,774)

Cash and cash equivalents, beginning of year		98,521	124,295

Cash and cash equivalents, end of year		$75,767	$98,521

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [69]

Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2017	441,456	$3,445,914	$83,077	$26,063	$3,669	$(57,508)	$55,301	$1,438,773	$4,939,988

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$57,703	$57,703

OCI [1]		-	-	-	-	17,461	17,461	-	17,461

Total comprehensive income		$-	$-	$-	$-	$17,461	$17,461	$57,703	$75,164

Income tax recovery (expense)		$65	$-	$-	$-	$-	$-	$-	$65

SBC [1] expense		-	-	3,037	2,014	-	5,051	-	5,051

Options [1] exercised	71	1,631	-	(301)	-	-	(301)	-	1,330

RSUs [1] released	22	505	-	-	(505)	-	(505)	-	-

Dividends (Note 18.2)	1,175	23,914	-	-	-	-	-	(145,848)	(121,934)

At December 31, 2017	442,724	$3,472,029	$83,077	$28,799	$5,178	$(40,047)	$77,007	$1,350,628	$4,899,664

Total comprehensive income (loss)

Net earnings		$-	$-	$-	$-	$-	$-	$427,115	$427,115

OCI [1]		-	-	-	-	(42,647)	(42,647)	-	(42,647)

Total comprehensive income (loss)		$-	$-	$-	$-	$(42,647)	$(42,647)	$427,115	$384,468

Income tax recovery (expense)		$14,389	$-	$-	$-	$-	$-	$-	$14,389

SBC [1] expense		-	-	2,401	3,031	-	5,432	-	5,432

Options [1] exercised	47	1,076	-	(198)	-	-	(198)	-	878

RSUs [1] released	104	2,239	-	-	(2,239)	-	(2,239)	-	-

Dividends (Note 18.2)	1,461	26,704	-	-	-	-	-	(159,619)	(132,915)

Realized gain on disposal of LTIs ¹ (Note 16)		-	-	-	-	(29,462)	(29,462)	29,462	-

At December 31, 2018	444,336	$3,516,437	$83,077	$31,002	$5,970	$(112,156)	$7,893	$1,647,586	$5,171,916

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [70]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a mining company which generates its revenue primarily from the sale of precious metals. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The consolidated financial statements of the Company for the year ended December 31, 2018 were authorized for issue as of March 20, 2019 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are expressed in thousands unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2018

IFRS 9 – Financial Instruments (amended 2014):

On January 1, 2018, the Company adopted IFRS 9 (2014) – Financial Instruments (amended 2014) (“IFRS 9 (2014)”). The Company had previously adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The adoption of IFRS 9 (2014) did not have a material impact on the accounting policies and methods of application relative to the Company’s financial instruments.

IFRS 15 – Revenue from Contracts with Customers:

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 18 – Revenue (“IAS 18”). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded that there is no change in the timing of revenue recognition of its gold and silver credit sales and its gold and silver concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of the gold and silver and the transfer of control of the gold and silver occur at the same time. As such, no adjustment was required to the Company’s consolidated financial statements as at January 1, 2017 or for the year ended December 31, 2017. Additionally, IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity of concentrate sold under the terms of the concentrate sales contracts are not significant and do not constrain the recognition of revenue.

3.2.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [71]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3.	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

3.4.	Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of gold, silver or palladium credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2018 or December 31, 2017. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

3.5.	Financial Instruments

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement. Adoption of IFRS 9 was required by January 1, 2018, with early adoption permitted. The Company elected to adopt IFRS 9 (2009) and the related consequential amendments effective January 1, 2010. On January 1, 2018, the Company adopted IFRS 9 (2014) – Financial Instruments (amended 2014) (“IFRS 9 (2014)”). The adoption of IFRS 9 (2014) did not materially impact the accounting policies and methods of application relative to the Company’s financial instruments.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [72]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

3.6.	Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Cash and cash equivalents are stated at FVTNE.

Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other (Income) Expense.

The Kutcho Convertible Note receivable (Note 15) is classified as FVTNE and is measured at fair value at the end of each reporting period by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable. The resulting gains or losses (if any) arising on remeasurement is recognized as a component of net earnings under the classification Other (Income) Expense.

As discussed in Note 3.4, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•

For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [73]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.7.	Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Bank Debt

Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Other Financial Liabilities

Accounts payable and accrued liabilities are stated at amortized cost, which approximate fair values due to the short terms to maturity.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

•

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.8.	Mineral Stream Interests

Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [74]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA as disclosed in Note 26.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

3.9.	Investments in Associates

Investments over which the Company exercises significant influence and that the Company does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s net assets such as dividends.

The Company’s proportionate share of the associate’s profit or loss and other comprehensive income or loss is based on its most recent publicly available financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate.

If the Company’s share of the associate’s losses equals or exceeds the Company’s investment in the associate, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [75]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing the Company’s share of those profits only after the Company’s share of the profits equals the Company’s share of losses not recognized.

At each balance sheet date, management considers whether there is objective evidence of impairment in associates. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

3.10.	Borrowing and Debt Issue Costs

Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Finance Costs, as incurred. For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.11.	Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.12.	Income Taxes

Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that reversing taxable temporary differences or sufficient taxable income will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [76]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that reversing taxable temporary differences or sufficient taxable income will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.13.	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.14.	Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which an entity operates. The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries. Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the rate of exchange prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity. Once the foreign exchange gains or losses on these long-term investments in common shares held are realized as a result of a disposal, the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

3.15.	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. At December 31, 2018 and December 31, 2017, the Company was not a party to any finance leases.

The Company as the Lessee

Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.16.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [77]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.17.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2019:

•

IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, its leases will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount expected to be capitalized is estimated at $5 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company intends to apply the new standard prospectively with no restatement of the prior periods and does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

•

IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.

Early adoption of the above standards is permitted.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.2 billion at December 31, 2018. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [78]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

As described in Note 3.8, the Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

As more fully described in Note 3.8, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation

As more fully described in Note 3.11, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.

4.5.	Valuation of Convertible Note Receivable

As more fully described in Notes 3.6 and 5.8.3, the Company measures its convertible note receivable with Kutcho Copper Corp. at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the convertible note receivable.

4.6.	Valuation of Minto Derivative Liability

As more fully described in Note 5.8.3, the Company’s Minto PMPA has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 26. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [79]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

Critical Accounting Judgments

4.8.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities’ revenues are denominated in US dollars;

•	The entities’ cash cost of sales are denominated in US dollars;

•	The majority of the entities’ cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.	Significant Influence over Kutcho

Note 14 describes Kutcho Copper Corp. (“Kutcho”) as an associate though the Company only owns an 11% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

4.10.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Notes 23 and 26 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The estimates and assumptions are consistent with those used in testing asset impairment of PMPAs. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).

The Company is in compliance with the debt covenants at December 31, 2018, as described in Note 17.1.

5.2.	Categories of Financial Assets and Liabilities

Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [80]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

	Note	December 31	December 31
(in thousands)		2018	2017

Financial assets

Financial assets mandatorily measured at FVTNE

Cash and cash equivalents		$75,767	$98,521

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	1,332	1,398

Long-term investments - warrants held	16	-	124

Convertible note receivable	15	12,899	15,777

Investments in equity instruments designated as at FVTOCI

Long-term investments - common shares held	16	164,753	95,608

Financial assets measured at amortized cost

Other accounts receivable	9	1,064	1,796

Total financial assets		$255,815	$213,224

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		19,883	12,118

Bank debt	17	1,264,000	770,000

Total financial liabilities		$1,283,883	$782,118

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. In addition, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2018 is considered to be negligible.

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2018	2017

Cash and cash equivalents		$75,767	$98,521

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,332	1,398

Other accounts receivables	9	1,064	1,796

Convertible note receivable	15	12,899	15,777

Maximum exposure to credit risk related to financial assets		$91,062	$117,492

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2018, the Company had cash and cash equivalents of $76 million (December 31, 2017 - $99 million) and working capital of $51 million (December 31, 2017 - $91 million).

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [81]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

The Company holds equity investments of several companies (Note 16) with a combined market value at December 31, 2018 of $165 million (December 31, 2017 - $96 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

As at December 31, 2018

(in thousands)	2019	2020	2021	2022	2023	Total

Non-derivative financial liabilities

Bank debt ¹	$-	$-	$-	$-	$1,264,000	$1,264,000

Interest on bank debt ²	53,845	50,021	46,564	45,584	46,541	242,555

Accounts payable and accrued liabilities	19,883	-	-	-	-	19,883

Performance share units [3]	5,578	3,890	1,288	-	-	10,756

Total	$79,306	$53,911	$47,852	$45,584	$1,310,541	$1,537,194

1)

Assumes the principal balance outstanding at December 31, 2018 does not change until the debt maturity date. On February 27, 2019, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2024.

2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2018 does not change until the debt maturity date.

 3)    Assumes a weighted average performance factor of 141% (see Note 20.1).

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2018	2017

Monetary assets

Cash and cash equivalents	$731	$453

Accounts receivable	637	71

Long-term investments - common shares held	161,421	90,003

Long-term investments - warrants held	-	124

Convertible note receivable	12,899	15,777

Other long-term assets	1,105	717

Total Canadian dollar denominated monetary assets	$176,793	$107,145

Monetary liabilities

Accounts payable and accrued liabilities	$16,128	$5,542

Current taxes payable	3,361	-

Performance share units	8,808	1,165

Total Canadian dollar denominated monetary liabilities	$28,297	$6,707

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [82]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2018
	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,292)	$1,292

Increase (decrease) in other comprehensive income	16,142	(16,142)

Increase (decrease) in total comprehensive income	$14,850	$(14,850)

	As at December 31, 2017
	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$1,043	$(1,043)

Increase (decrease) in other comprehensive income	9,000	(9,000)

Increase (decrease) in total comprehensive income	$10,043	$(10,043)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2018, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 3.57% (2017 – 2.57%).

During the years ended December 31, 2018 and December 31, 2017, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $10 million.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2018 and December 31, 2017 would have increased/decreased by approximately $16 million and $10 million, respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [83]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2018

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$75,767	$75,767	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,332	-	1,332	-

Long-term investments - common shares held	16	164,753	164,753	-	-

Long-term investments - warrants held	16	-	-	-	-

Convertible note receivable	15	12,899	-	-	12,899

		$254,751	$240,520	$1,332	$12,899

		December 31, 2017

(in thousands)		Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$98,521	$98,521	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,398	-	1,398	-

Long-term investments - common shares held	16	95,608	95,608	-	-

Long-term investments - warrants held	16	124	-	124	-

Convertible note receivable (Note 15)	15	15,777	-	-	15,777

		$211,428	$194,129	$1,522	$15,777

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [84]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets

Convertible Note Receivable

The fair value of the Kutcho Convertible Note receivable (Note 15), which is not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

As the expected volatility and market interest rate are not observable inputs, the Kutcho Convertible Note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 15% and has used an implied volatility of 30% in valuing the convertibility feature. Holding all other variables constant, a fluctuation in interest rates of 1% would have impacted the valuation by approximately $0.6 million while a fluctuation in the implied volatility used of 5% would have impacted the valuation by approximately $0.2 million.

Minto Derivative Liability

The production payment per ounce of gold delivered to Wheaton under the Minto PMPA is to be increased over the fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At December 31, 2018 and December 31, 2017, the Company estimated the fair value of this derivative liability to be $NIL. As per Capstone’s news release dated October 11, 2018, Capstone has elected to place the Minto mine on care and maintenance.

6.	Revenue

	Years Ended December 31

(in thousands)	2018		2017

Sales

Gold

Gold credit sales	$431,618	54%	$394,809	47%

Concentrate sales	9,575	1%	29,132	3%

	$441,193	55%	$423,941	50%

Silver

Silver credit sales	$290,152	37%	$365,251	43%

Concentrate sales	53,427	7%	54,023	7%

	$343,579	44%	$419,274	50%

Palladium

Palladium credit sales	$9,240	1%	$-	0%

Total sales revenue	$794,012	100%	$843,215	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

During the year ended December 31, 2018, sales to 3 financial institutions accounted for 29%, 22% and 13% of the Company’s revenue as compared to sales to 3 financial institutions that accounted for 32%, 23% and 11% of the

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [85]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2018 or December 31, 2017. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

At December 31, 2018, the Company had outstanding provisionally priced sales of $7 million (December 31, 2017 - $4 million) where the quotational period pricing was estimated based on the forward price for gold and silver. These sales consisted of 500 ounces of gold and 0.4 million ounces of silver (December 31, 2017 - 800 ounces of gold and 0.2 million ounces of silver) which had a fair value gain adjustment of approximately $0.5 million (December 31, 2017 - fair value gain adjustment of approximately $0.3 million) associated with the embedded derivative. For each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $500 (December 31, 2017 - $800) and for each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,500 (December 31, 2017 - $2,000).

7.	General and Administrative

		Years Ended December 31

(in thousands)	Note	2018	2017

Salaries and benefits

Salaries and benefits, excluding PSUs		$14,397	$12,054

PSUs [1]	20.1	9,517	140

Total salaries and benefits		$23,914	$12,194

Depreciation		1,057	972

Donations		2,610	2,141

Professional fees		8,559	3,938

Other		10,078	10,377

General and administrative before equity settled stock based compensation		$46,218	$29,622

Equity settled stock based compensation [2]

Stock options	19.2	$2,401	$3,037

RSUs	19.3	3,031	2,014

Total equity settled stock based compensation		$5,432	$5,051

Total general and administrative		$51,650	$34,673

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 141% during the year ended December 31, 2018 as compared to 17% during the comparable period of 2017.

2)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [86]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

8.	Other (Income) Expense

		Years Ended December 31

(in thousands)	Note	2018	2017

Interest income		$(750)	$(407)

Dividends received from equity investments designated as FVTOCI relating to investments held at the end of the reporting period	16	(78)	(60)

Proceeds relative to the Mercator Minerals bankruptcy		-	(1,022)

Guarantee fees - Primero Revolving Credit Facility		(858)	(2,683)

Fees for contract amendments and reconciliations		(248)	(9,424)

Share of losses of associate	14	432	-

Foreign exchange (gain) loss		(144)	270

Interest and penalties related to CRA Settlement [1]	23	4,317	-

Net gain/(loss) arising on financial assets mandatorily measured at FVTPL

Loss on fair value adjustment of share purchase warrants held	16	124	6

Loss on fair value adjustment of Kutcho Convertible Note	15	2,878	(215)

Other		153	-

Total other (income) expense		$5,826	$(13,535)

1)

Reference to the CRA Settlement refers to the settlement of the 2005 to 2010 tax dispute and the application of the CRA Settlement principles to the 2011 to 2017 taxation years. Refer to the discussion on page 108 for more information.

Proceeds relative to the Mercator Minerals bankruptcy

During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. (“Mercator”) with whom Wheaton had a PMPA relative to Mercator’s Mineral Park mine in the United States (the “Mercator Bankruptcy”). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

Guarantee fees - Primero Revolving Credit Facility

On March 30, 2017, Wheaton provided a guarantee to the lenders under Primero Mining Corp.’s (“Primero”) previously outstanding revolving credit facility for which Primero paid a fee of 5% per annum (the “Guarantee”). The Guarantee was cancelled on May 10, 2018, being the date First Majestic Silver Corp. (“First Majestic”) completed the acquisition of all of the issued and outstanding common shares of Primero.

Fees for contract amendments and reconciliations

During 2017, the Company received various fees and one-time adjustments including the payment of $8 million from Capstone relative to the Minto PMPA Amendment and certain other agreements made between the Company and Capstone.

9.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2018	2017

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$1,332	$1,398
Other accounts receivables		1,064	1,796

Total accounts receivable		$2,396	$3,194

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [87]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

10.	Mineral Stream Interests

	Year Ended December 31, 2018
	Cost				Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2018
(in thousands)	Balance Jan 1, 2018	Additions	Disposal	Balance Dec 31, 2018	Balance Jan 1, 2018	Depletion	Disposal	Balance Dec 31, 2018

Gold interests

Sudbury [2]	$623,864	$-	-	$623,864	$(243,876)	$(13,525)	-	$(257,401)	$366,463

Salobo	3,059,876	-	-	3,059,876	(251,144)	(102,672)	-	(353,816)	2,706,060

Constancia	136,058	-	-	136,058	(14,007)	(4,504)	-	(18,511)	117,547

San Dimas	-	220,429	-	220,429	-	(12,234)	-	(12,234)	208,195

Stillwater	-	239,357	-	239,357	-	(2,925)	-	(2,925)	236,432

Other [3]	402,232	-	-	402,232	(370,414)	(10,459)	-	(380,873)	21,359

	$4,222,030	$459,786	$-	$4,681,816	$(879,441)	$(146,319)	$-	$(1,025,760)	$3,656,056

Silver interests

San Dimas	$190,331	$-	$(190,331)	$-	$(55,469)	$(3,575)	$59,044	$-	$-

Peñasquito	524,626	-	-	524,626	(121,376)	(14,528)	-	(135,904)	388,722

Antamina	900,343	-	-	900,343	(142,705)	(47,561)	-	(190,266)	710,077

Constancia	302,948	-	-	302,948	(41,145)	(15,572)	-	(56,717)	246,231

Other [4]	1,282,837	202	-	1,283,039	(759,702)	(20,699)	-	(780,401)	502,638

	$3,201,085	$202	$(190,331)	$3,010,956	$(1,120,397)	$(101,935)	$59,044	$(1,163,288)	$1,847,668

Palladium interests

Stillwater	$-	$263,726	-	$263,726	$-	$(4,033)	-	$(4,033)	$259,693

Cobalt interests

Voisey’s Bay	$-	$393,422	-	$393,422	$-	$-	-	$-	$393,422

	$7,423,115	$1,117,136	$(190,331)	$8,349,920	$(1,999,838)	$(252,287)	$59,044	$(2,193,081)	$6,156,839

1)

Includes cumulative impairment charges to December 31, 2018 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)

Comprised of the currently owned Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests in addition to the Lagunas Norte, Pierina and Veladero silver interests, all of which expired on March 31, 2018.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [88]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

	Year Ended December 31, 2017

	Cost				Accumulated Depletion & Impairment [1]					Carrying Amount Dec 31, 2017
(in thousands)	Balance Jan 1, 2017	Reductions²	Disposal³	Balance Dec 31, 2017	Balance Jan 1, 2017	Depletion	Disposal³	Impairment	Balance Dec 31, 2017

Gold interests

Sudbury [4]	$623,864	$-	$-	$623,864	$(222,329)	$(21,547)	$-	$-	$(243,876)	$379,988

Salobo	3,059,876	-	-	3,059,876	(155,041)	(96,103)	-	-	(251,144)	2,808,732

Constancia	136,058	-	-	136,058	(10,388)	(3,619)	-	-	(14,007)	122,051

Other [5]	402,232	-	-	402,232	(350,999)	(19,415)	-	-	(370,414)	31,818

	$4,222,030	$-	$-	$4,222,030	$(738,757)	$(140,684)	$-	$-	$(879,441)	$3,342,589

Silver interests

San Dimas	$190,331	$-	$-	$190,331	$(49,756)	$(5,713)	$-	$-	$(55,469)	$134,862

Peñasquito	524,626	-	-	524,626	(106,549)	(14,827)	-	-	(121,376)	403,250

Antamina	900,343	-	-	900,343	(84,537)	(58,168)	-	-	(142,705)	757,638

Constancia	302,948	-	-	302,948	(26,977)	(14,168)	-	-	(41,145)	261,803

Other [3]	1,329,731	(4,935)	(41,959)	1,282,837	(544,161)	(28,820)	41,959	(228,680)	(759,702)	523,135

	$3,247,979	$(4,935)	$(41,959)	$3,201,085	$(811,980)	$(121,696)	$41,959	$(228,680)	$(1,120,397)	$2,080,688

	$7,470,009	$(4,935)	$(41,959)	$7,423,115	$(1,550,737)	$(262,380)	$41,959	$(228,680)	$(1,999,838)	$5,423,277

1)

Includes cumulative impairment charges to December 31, 2017 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)

On March 29, 2017, the Company amended its PMPA with Alexco Resource Corp. (“Alexco”) to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017, Alexco issued 3 million shares to Wheaton which had a fair value of $5 million. The fair value of these shares have been reflected as a reduction to the cost base of the Keno Hill silver interest.

3)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin PMPA expired on April 4, 2017 and the fully depleted value of this contract has been reflected as a disposal.

4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
5)	Comprised of the Minto, Rosemont and 777 gold interests.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [89]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2018			December 31, 2017
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Sudbury [1]	$308,041	$58,422	$366,463	$315,421	$64,567	$379,988

Salobo	2,171,292	534,768	2,706,060	2,224,133	584,599	2,808,732

Constancia	108,403	9,144	117,547	112,432	9,619	122,051

San Dimas	101,421	106,774	208,195	-	-	-

Stillwater	209,569	26,863	236,432	-	-	-

Other [2]	21,359	-	21,359	31,818	-	31,818

	$2,920,085	$735,971	$3,656,056	$2,683,804	$658,785	$3,342,589

Silver interests

San Dimas	$-	$-	$-	$38,110	$96,752	$134,862

Peñasquito	284,194	104,528	388,722	293,968	109,282	403,250

Antamina	353,679	356,398	710,077	380,738	376,900	757,638

Constancia	230,983	15,248	246,231	240,950	20,853	261,803

Other [3]	87,386	415,252	502,638	90,366	432,769	523,135

	$956,242	$891,426	$1,847,668	$1,044,132	$1,036,556	$2,080,688

Palladium interests

Stillwater	$248,299	$11,394	$259,693	$-	$-	$-

Cobalt interests

Voisey’s Bay	$-	$393,422	$393,422	$-	$-	$-

	$4,124,626	$2,032,213	$6,156,839	$3,727,936	$1,695,341	$5,423,277

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Minto, Rosemont and 777 gold interests.
3)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin PMPA expired on April 4, 2017 while the Lagunas Norte, Pierina and Veladero silver interests expired on March 31, 2018.

Termination of the San Dimas Silver Interest and Acquisition of the San Dimas Gold Interest

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero, and pursuant to the amended silver purchase agreement with Primero (the “San Dimas SPA”), the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp also provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 (the “Goldcorp Guarantee”).

On May 10, 2018, First Majestic completed the previously disclosed acquisition of all the issued and outstanding common shares of Primero (the “Acquisition”). In connection with the Acquisition, on May 10, 2018, the Company terminated the San Dimas SPA and entered into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the “San Dimas PMPA”). As consideration for terminating the San Dimas SPA, the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [90]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

$151 million (the “First Majestic Shares1”), and the Goldcorp Guarantee was terminated in exchange for a payment of $10 million, with the net result being that the Company has reflected a gain on disposal of the San Dimas SPA in the amount of $246 million, calculated as follows:

(in thousands)
Cash received	$220,000

Fair value of First Majestic shares received	151,000

Fee from Goldcorp in exchange for release from the guarantee of deliveries relative to San Dimas	10,000

Total net proceeds from the disposal of the San Dimas SPA	$381,000

Less: carrying value plus closing costs	(135,285)

Gain on disposal of the San Dimas SPA	$245,715

Under the terms of the new San Dimas PMPA, for which the Company paid total upfront cash consideration of $220 million, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1.2 In addition to the $220 million upfront cash payment, the Company will make ongoing payments of $600 per gold ounce delivered.

Acquisition of the Voisey’s Bay Cobalt Interest

On June 11, 2018, the Company entered into an agreement to acquire from Vale S.A. (“Vale”) an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. In addition, Wheaton will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price of cobalt thereafter. Payable rates for cobalt in concentrate have generally been fixed at 93.3%. Deliveries under the contract are scheduled to begin effective January 1, 2021.

Acquisition of the Stillwater Gold and Palladium Interest

On July 16, 2018, the Company entered into an agreement with Sibanye Gold Limited (“Sibanye-Stillwater”) to acquire an amount of gold and palladium equal to a fixed percentage of production from the Stillwater and East Boulder mines located in Montana in the United States (collectively referred to as the “Stillwater” mines) for a total upfront cash payment of $500 million. The Company is entitled to the attributable gold and palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99% for gold and 99.6% for palladium.

Under the terms of the agreement, the Company has acquired an amount of gold equal to 100% of the gold production for the life of the mine and an amount of palladium equal to 4.5% of the palladium production until 375,000 ounces are delivered to the Company, 2.25% of Stillwater palladium production thereafter until 550,000 ounces are delivered and 1% of Stillwater palladium production thereafter for the life of mine.

In addition to the initial upfront cash consideration, the Company will make ongoing payments of 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the agreement until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter3.

[1]	The First Majestic Shares represent approximately 11% of First Majestic’s current issued and outstanding shares and are subject to volume selling restrictions.
[2]

If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

[3]	The production payment is subject to further downward adjustment based upon Sibanye-Stillwater’s leverage ratios.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [91]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

11.	Impairment of Mineral Stream Interests

As more fully described in Note 3.8, at every reporting period the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. Based on the Company’s analysis, the following PMPAs were determined to be impaired:

	Years Ended December 31

(in thousands)	2018	2017

Silver interests

Other silver interests

Pascua-Lama	$ -	$228,680

Total impairment charges	$ -	$228,680

Pascua-Lama – Indicator of Impairment at December 31, 2017

In January 2018, the Company was notified that Barrick had received a revised resolution from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) in connection with the previously disclosed SMA regulatory sanctions requiring the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. In light of the order to close surface facilities in Chile, Barrick reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces, which were based on an open pit mine plan, as measured and indicated resources. As a result, Wheaton also reclassified 151.7 million ounces of silver mineral reserves associated with Pascua-Lama as measured and indicated resources.

As this resolution affects Barrick’s ability to advance the Pascua-Lama project as an open pit mine, coupled with the resulting reclassification of open-pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017.

The Pascua-Lama PMPA had a carrying value at December 31, 2017 of $485 million. Management estimated that the recoverable amount at December 31, 2017 under the Pascua-Lama PMPA was $256 million, representing its FVLCD and resulting in an impairment charge of $229 million. The recoverable amount related to the Pascua-Lama PMPA was estimated using an average discount rate of 9% and a nominal silver price of $16.70 for the current year with a 2% inflationary factor being applied thereafter. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [92]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

12.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 26 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid 1, [2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement

Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine

Cotabambas	Panoro	Peru	7,000	133,000	140,000	25%	³	100%	³	Life of Mine

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine

			$29,500	$329,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 26 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

13.	Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (2⁄3) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Investment in Associate

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement (Note 12), the Company participated in an equity financing undertaken by Kutcho acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the “Kutcho Convertible Note”) (see Note 15).

As at December 31, 2018, Kutcho had 57,147,628 shares issued and outstanding, resulting in Wheaton owning approximately 11% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 33% of Kutcho (40% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis.

Kutcho’s principal address of the Company is 1030 West Georgia Street, Suite 717, Vancouver, British Columbia, Canada, V6E 2Y3.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [93]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company’s net earnings during 2018 and 2017 is presented below:

	December 31, 2018

(in thousands)	Carrying Value	Share of Associates Losses Included in Net Earnings

Investment in Associate - Kutcho	$2,562	$(432)

	December 31, 2017
(in thousands)	Carrying Value	Share of Associates Losses Included in Net Earnings

Investment in Associate - Kutcho	$2,994	$-

15.	Convertible Note Receivable

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [94]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

A continuity schedule of the Kutcho Convertible Note from January 1, 2017 to December 31, 2018 is presented below:

Convertible Note Receivable

At January 1, 2017	$-

Amount advanced	15,562

Fair value gain (loss) reflected in net earnings	215

At December 31, 2017	$15,777

Fair value gain (loss) reflected in net earnings	(2,878)

At December 31, 2018	$12,899

16.	Long-Term Equity Investments

	December 31	December 31
(in thousands)	2018	2017

Common shares held	$164,753	$95,608

Warrants held	-	124

Total	$164,753	$95,732

Common Shares Held

	December 31, 2018
(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI	Realized Gain on Disposal

Bear Creek	13,264,305	13%	$10,112	$(11,247)	$-

Sabina	11,700,000	4%	10,549	(10,622)	-

Arizona Mining	n.a.	n.a.	-	20,153	34,061

First Majestic	20,914,590	11%	123,187	(27,813)	-

Other			20,905	(10,456)	-

Total common shares held			$164,753	$(39,985)	$34,061

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [95]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

	December 31, 2017
(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI

Bear Creek	13,264,305	13%	$21,358	$(1,859)

Sabina	11,700,000	5%	21,171	12,631

Arizona Mining	10,000,000	3%	27,581	9,333

Other			25,498	(1,553)

Total common shares held			$95,608	$18,552

Warrants Held

	December 31, 2018
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings

Warrants held - Kutcho	$-	$(124)

	December 31, 2017
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings

Warrants held - Kutcho	$124	$(6)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Investments

On March 29, 2017, the Company amended its PMPA with Alexco to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices,

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [96]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017 Alexco issued 3 million shares to Wheaton which had a fair value of $5 million.

In October 2017, Capstone Mining Corp. (“Capstone”) issued 6.8 million shares to Wheaton with a value of $8 million as consideration for certain agreements made between the Company and Capstone, including amendments to the Minto PMPA (the “Minto PMPA Amendment”), with the primary modification being to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.

In connection with the termination of the San Dimas SPA (Note 10), on May 10, 2018, the Company received 20,914,590 First Majestic common shares with a fair value of $151 million1.

On April 25, 2018, the Company invested $1 million by participating in a private placement undertaken by Tradewind Markets, Inc.

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction, for total consideration of $5 million (Cdn$6 million), representing 9.99% of Adventus’ issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the “Adventus ROFR”).

The shares of Keno Hill, Capstone, Tradewind and Adventus have been classified as part of the Other long-term investments in these financial statements, while the Adventus ROFR has been classified as a component of Other non-current assets on the balance sheet.

Disposal of Long-Term Investments

On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. (“Arizona Mining”), which resulted in a disposition of the Company’s investment in Arizona Mining for total proceeds of $48 million (Cdn$62 million), and a realized gain of $34 million.

17.	Credit Facilities

17.1.	Bank Debt

	December 31	December 31
(in thousands)	2018	2017

Current portion	$-	$-
Long-term portion	1,264,000	770,000

Gross bank debt outstanding [1]	$1,264,000	$770,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

On February 27, 2019, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on February 27, 2024. The Company incurred fees of $1 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to

3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2018.

[1]	The First Majestic Shares represent approximately 11% of First Majestic’s current issued and outstanding shares and are subject to volume selling restrictions.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [97]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

17.2.	Letters of Guarantee

As more fully described in Note 23, on March 15, 2016, the Company entered into a letter of guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million. On March 15, 2017 and 2018, additional letters of guarantee in the amount of Cdn$11 million and Cdn$10 million, respectively, were delivered to the Canada Revenue Agency (“CRA”) as security for additional estimated interest for the respective following year.

The letters of guarantee, which carried an annual fee of 100 basis points, were cancelled effective December 18, 2018 in connection with the CRA Settlement.

17.3.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

		Years Ended December 31

(in thousands)	Note	2018	2017

Interest Expense During Period

Average principle outstanding during period		$1,005,222	$970,750

Average effective interest rate during period	17.1	3.57%	2.57%

Total interest expense incurred during period		$35,839	$24,993

Costs related to undrawn credit facilities	17.1	3,707	3,839

Letter of guarantee	17.2	1,641	1,567

Total finance costs		$41,187	$30,399

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [98]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

18.	Issued Capital

		December 31	December 31
(US dollars in thousands)	Note	2018	2017

Issued capital

Share capital issued and outstanding: 444,336,361 common shares (December 31, 2017: 442,724,309 common shares)	18.1	$3,516,437	$3,472,029

18.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2018, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2017 to December 31, 2018 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2017	441,456,217

Share purchase options exercised [1]	70,600	Cdn$24.83

Restricted share units released [1]	21,975	$0.00

Dividend reinvestment plan [2]	1,175,517	US$20.34

At December 31, 2017	442,724,309

Share purchase options exercised [1]	46,800	Cdn$24.28

Restricted share units released [1]	104,178	$0.00

Dividend reinvestment plan [2]	1,461,074	US$18.28

At December 31, 2018	444,336,361

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

18.2.	Dividends Declared

	Years Ended December 31
	2018			2017

Dividends declared per share	$0.36		$0.33
Average number of shares eligible for dividend	443,386		441,962

Total dividends paid	$159,619		$145,848

Paid as follows:
Cash	$132,915	83%	$121,934	84%
DRIP [2]	26,704	17%	23,914	16%

Total dividends paid	$159,619	100%	$145,848	100%

Shares issued under the DRIP	1,461,074		1,175,517

1)	US dollars in thousands, except per share amounts.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

3)	As at December 31, 2018, cumulative dividends of $918 million have been declared and paid by the Company.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [99]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

19.	Reserves

	Note	December 31	December 31
(in thousands)		2018	2017

Reserves

Share purchase warrants	19.1	$83,077	$83,077

Share purchase options	19.2	31,002	28,799

Restricted share units	19.3	5,970	5,178

Long-term investment revaluation reserve, net of tax	19.4	(112,156)	(40,047)

Total reserves		$7,893	$77,007

19.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

19.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [100]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

	Years Ended December 31

	2018	2017

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$26.25	Cdn$27.37

Expected dividend yield	1.73%	1.15%

Expected volatility	35%	36%

Risk-free interest rate	1.91%	0.94%

Expected option life, in years	2.5	2.5

Weighted average fair value per option granted	Cdn$5.49	Cdn$5.85

Number of options issued during the period	549,210	508,360

Total fair value of options issued (000’s)	$2,347	$2,236

The following table summarizes information about the options outstanding and exercisable at December 31, 2018:

Exercise Price (Cdn$)	Exercisable Options	Non- Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$23.26	916,800	-	916,800	2.2 years

$24.11	4,220	4,220	8,440	3.6 years

$24.45¹	157,200	-	157,200	2.2 years

$25.48	809,150	-	809,150	1.2 years

$25.89¹	6,500	6,500	13,000	3.6 years

$26.07	713,000	-	713,000	0.2 years

$26.24	-	442,770	442,770	4.2 years

$27.51	203,200	203,200	406,400	3.2 years

$27.58¹	126,100	-	126,100	1.2 years

$27.60	910	910	1,820	3.4 years

$27.84¹	-	100,590	100,590	4.2 years

$27.96	-	1,690	1,690	4.4 years

$28.14¹	33,700	35,250	68,950	3.2 years

$29.86¹	-	2,190	2,190	4.4 years

$31.74¹	94,250	-	94,250	0.2 years

$34.86¹	13,000	-	13,000	0.6 years

$39.52	8,000	-	8,000	2.6 years

	3,086,030	797,320	3,883,350	1.5 years

1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.3642, being the Cdn$/US$ exchange rate at December 31, 2018.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [101]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

A continuity schedule of the Company’s share purchase options reserve from January 1, 2017 to December 31, 2018 is presented below:

(in thousands)	Share Purchase Options Reserve

At January 1, 2017	$26,063

Recognition of fair value of share purchase options issued	3,037

Share purchase options exercised	(301)

At December 31, 2017	$28,799

Recognition of fair value of share purchase options issued	2,401

Share purchase options exercised	(198)

At December 31, 2018	$31,002

At December 31, 2018, there were 3,883,350 share purchase options outstanding with a weighted average exercise price of Cdn$25.71 per option. For the comparable period in 2017, there were 4,232,260 share purchase options outstanding with a weighted average exercise price of Cdn$26.71 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2017 to December 31, 2018 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2017	4,097,400	Cdn$27.36

Granted (fair value - $2 million or Cdn$5.85 per option)	508,360	27.37

Exercised	(70,600)	24.83

Forfeited	(6,500)	27.51

Expired	(296,400)	34.67

At December 31, 2017	4,232,260	Cdn$26.71

Granted (fair value - $2 million or Cdn$5.49 per option)	549,210	26.25

Exercised	(46,800)	24.28

Forfeited	(7,320)	29.24

Expired	(844,000)	32.70

At December 31, 2018	3,883,350	Cdn$25.71

As it relates to share purchase options, during the year ended December 31, 2018, the weighted average share price at the time of exercise was Cdn$28.10 per share, as compared to Cdn$27.80 per share per share during the comparable period in 2017.

19.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [102]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2017 to December 31, 2018 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2017	$3,669

Recognition of fair value of RSUs issued	2,014

Restricted share units released	(505)

At December 31, 2017	$5,178

Recognition of fair value of RSUs issued	3,031

Restricted share units released	(2,239)

At December 31, 2018	$5,970

During the year ended December 31, 2018, the Company issued 161,060 RSUs with a fair value of $3 million or Cdn$26.25 per RSU. For the same period in 2017, the Company issued 145,950 RSUs with a fair value of $3 million or Cdn$27.39 per RSU.

As of December 31, 2018, there were 370,133 RSUs outstanding. For the comparable period in 2017, there were 313,846 RSUs outstanding.

19.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2017 to December 31, 2018 is presented below:

(in thousands)	Note	Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2017		$(56,662)	$(846)	$(57,508)

Unrealized gain (loss) on LTIs [1]		18,552	(1,091)	17,461

At December 31, 2017		$(38,110)	$(1,937)	$(40,047)

Unrealized gain (loss) on LTIs [1]		(39,985)	(2,662)	(42,647)

Reallocate reserve to retained earnings upon disposal of LTIs [1]	16	(34,061)	4,599	(29,462)

At December 31, 2018		$(112,156)	$-	$(112,156)

  1)   LTIs refers to long-term investments in common shares held.

20.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [103]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the year ended December 31, 2018, the Company issued 220,260 PSUs as compared to 207,220 PSUs during the comparable period of the previous year.

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2017 to December 31, 2018 is presented below:

Number of PSUs Outstanding

At January 1, 2017	717,564

Granted	207,220

Dividend equivalent participation	10,304

Paid [1]	(275,439)

Forfeited	(3,050)

At December 31, 2017	656,599

Granted	220,260

Paid [1]	(218,615)

Forfeited	(2,517)

At December 31, 2018	655,727

1)	The PSUs paid out during the period had a performance factor of 0% resulting in a cash disbursement of $Nil.

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31

(in thousands)	2018	2017

Basic weighted average number of shares outstanding	443,407	441,961

Effect of dilutive securities

Share purchase options	81	197

Restricted share units	374	284

Diluted weighted average number of shares outstanding	443,862	442,442

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [104]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$25.32, compared to Cdn$26.54 for the comparable period in 2017.

	Years Ended December 31

(in thousands)	2018	2017

Share purchase options	2,801	1,372

Share purchase warrants	10,000	10,000

Total	12,801	11,372

22.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Years Ended December 31

(in thousands)	2018	2017

Change in non-cash working capital

Accounts receivable	$828	$(729)

Accounts payable and accrued liabilities	7,977	(5,398)

Other	159	(219)

Total change in non-cash working capital	$8,964	$(6,346)

Non-Cash Transactions – Receipt of Shares as Consideration for Contract Amendments

As more fully described in notes 8, 10 and 16, during 2017 the company received 3 million shares of Alexco with a fair value of $5 million and 6.8 million shares of Capstone with a fair value of $8 million.

As more fully described in note 10, during 2018 the company received 20,914,590 First Majestic common shares with a fair value of $151 million as partial consideration for the termination of the previously owned San Dimas SPA.

Non-Cash Transactions – Payment of Dividends Under DRIP

As more fully described in Note 18.2, during the year ended December 31, 2018, the Company declared and paid dividends to its shareholders in the amount of $0.36 per common share for total dividends of $160 million. Approximately 17% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $133 million of dividend payments were made in cash and $27 million in common shares issued. For the comparable period in 2017, the Company declared and paid dividends to its shareholders in the amount of $0.33 per common share for total dividends of $146 million, with the payment being comprised of $122 million in cash and $24 million in common shares issued.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [105]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

23.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31

(in thousands)	2018	2017

Current income tax expense related to foreign jurisdictions	$86	$326

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$841	$3,602

Reversal of write down of previously recognized temporary differences	(5,393)	(4,814)

Total deferred income tax recovery from operations	$(4,552)	$(1,212)

Total income tax recovery from operations	$(4,466)	$(886)

Income tax expense related to CRA Settlement [1]

Current income tax expense related to CRA Settlement	$4,020	$-

Reversal of previously recognized non-capital losses	3,848	-

Income tax expense offset by previously unrecognized non-capital losses recognized through Equity	12,466	-

Total income tax expense related to CRA Settlement [2]	$20,334	$-

Income tax expense (recovery) recognized in net earnings	$15,868	$(886)

1)

Reference to the CRA Settlement in Note 23 refers to the settlement of the 2005 to 2010 tax dispute and the application of the CRA Settlement principles to the 2011 to 2017 taxation years. Refer to the discussion on page 108 for more information.

2)	Net of an $18 million tax benefit relating to non-capital losses and other deductions recognized through net earnings.

Income tax recognized as a component of OCI is comprised of the following:

	Years Ended December 31

(in thousands)	2018	2017

Income tax expense (recovery) related to LTIs - common shares held	$2,662	$1,091

Income tax expense (recovery) recognized in OCI	$2,662	$1,091

Income tax recognized directly in equity is comprised of the following:

	Years Ended December 31

(in thousands)	2018	2017

Income tax expense (recovery) related to share issue costs

Origination and reversal of temporary differences	$1,078	$-

Write down of previously recognized temporary differences	(3,001)	(65)

Income tax expense (recovery) from operations	$(1,923)	$(65)

Income tax recovery related to CRA Settlement

Benefit of previously unrecognized non-capital losses related to share issue costs	$(12,466)	$-

Income tax expense (recovery) recognized in equity	$(14,389)	$(65)

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [106]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31

(in thousands)	2018	2017

Earnings before income taxes	$442,983	$56,817

Canadian federal and provincial income tax rates [1]	27.00%	26.00%

Income tax expense based on above rates	$119,605	$14,772

Non-deductible stock based compensation and other	4,676	2,206

Differences in tax rates in foreign jurisdictions	(133,361)	(16,605)

Impact of tax rate changes	-	(47)

Impact of CRA Settlement	20,334	-

Current period unrecognized temporary differences	10,007	3,602

Write down (reversal of write down) of previously recognized temporary differences	(5,393)	(4,814)

Income tax expense (recovery)	$15,868	$(886)

1)	Effective January 1, 2018, the BC corporate tax rate increased from 11% to 12%, resulting in the Company’s statutory tax rate increasing to 27% for years 2018 and beyond.

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2018 and December 31, 2017, respectively, is shown below:

	Year Ended December 31, 2018

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	LTI Disposition	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward [1]	$3,848	$(2,057)	$-	$-	$2,032	$3,823

Capital loss carryforward	1,965	2,633	(4,598)	-	-	-

Other [2]	147	240	-	-	-	387

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	-	(87)

Debt and share financing fees [3]	(375)	(107)	-	-	(109)	(591)

Kutcho Convertible Note	(29)	29	-	-	-	-

Unrealized gains on long-term investments	(1,937)	1	4,598	(2,662)	-	-

Mineral stream interests [4]	(3,532)	-	-	-	-	(3,532)

Foreign withholding tax	(76)	(35)	-	-	-	(111)

Total	$(76)	$704	$-	$(2,662)	$1,923	$(111)

1)	As at December 31, 2018, the Company had recognized the tax effect on $14 million of non-capital losses against deferred tax liabilities on income account.
2)	Includes: capital assets, charitable donation carryforward, and PSU accrual.
3)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)

The Company’s position, as reflected in its filed Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter, as provided for in the PMPAs. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [107]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

	Year Ended December 31, 2017

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward	$3,508	$299	$-	$41	$3,848

Capital loss carryforward	846	1,119	-	-	1,965

Other	43	104	-	-	147

Deferred tax liabilities

Interest capitalized for accounting	(84)	(3)	-	-	(87)

Debt and share financing fees	173	(572)	-	24	(375)

Kutcho Convertible Note	-	(29)	-	-	(29)

Unrealized gains on long-term investments	(846)	-	(1,091)	-	(1,937)

Mineral stream interests	(3,640)	108	-	-	(3,532)

Foreign withholding tax	(262)	186	-	-	(76)

Total	$(262)	$1,212	$(1,091)	$65	$(76)

Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	December 31 2018	December 31 2017

Non-capital loss carryforward [1]	$7,209	$32,388

Debt and equity financing fees	4,474	7,451

Mineral stream interests	67,717	70,514

Other	3,656	1,366

Capital loss carryforward [2]	7,723	10,356

Kutcho Convertible Note	648	-

Unrealized losses on long-term investments	15,907	7,828

Total	$107,334	$129,903

1)	As at December 31, 2018, the Company had not recognized the tax effect on $27 million of non-capital losses as a deferred tax asset.
2)	As at December 31, 2018, the Company had not recognized the tax effect on $29 million of net capital losses as a deferred tax asset.

At December 31, 2018, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $41 million will expire in 2038. In addition, the Company has available net capital losses of $29 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

Settlement of the Canada Revenue Agency International Tax Dispute

On September 24, 2015, the Company received Notices of Reassessment (the “Reassessments”) from the CRA totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005 to 2010 taxation years. The CRA’s position in the Reassessments was that the transfer pricing provisions under the Income Tax Act (Canada) (the “Act”) relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of the Company subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the 2005 to 2010 taxation years. On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Additional deposits were required on an annual basis for additional interest accruing. Instead of making the deposits in cash, the Company posted security in the form of letters of guarantee totaling Cdn$213 million.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [108]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

On December 13, 2018, the Company reached a settlement with the CRA which provides for a final resolution of the Company’s tax appeal in connection with the reassessment of the 2005 to 2010 taxation years under transfer pricing rules related to the income generated by the Company’s foreign subsidiaries outside of Canada.

Under the terms of the CRA Settlement:

•	Income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada.
•	The service fee charged by the Company for the services provided to its foreign subsidiaries will be adjusted to:
(i)	include capital-raising costs incurred by the Company for the purpose of funding streaming transactions entered into by the Company’s foreign subsidiaries; and
(ii)	increase the mark-up applied to the Company’s cost of providing services to the Company’s foreign subsidiaries, including the above capital-raising costs, from the current 20% to 30%.
•	Transfer pricing penalties in the Reassessments will be reversed. Interest will be adjusted consequentially to the adjustments described above, subject to some minor adjustments.
•

These transfer pricing principles will also apply to all taxation years after 2010, including the 2011 to 2015 taxation years which are currently under audit, and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence.

The letters of guarantee totaling Cdn$213 million posted as security for the Reassessments were cancelled on December 18, 2018.

After the application of non-capital losses, the CRA Settlement resulted in no additional cash taxes in respect of the 2005 to 2010 taxation years. The Company has requested adjustments to its 2011 to 2017 tax returns to apply the CRA Settlement principles to those taxation years. After the application of non-capital losses, for the 2005 to 2017 taxation years, the Company estimates cash taxes of approximately $4 million (Cdn$5.5 million) as well as interest and other penalties of approximately $4.3 million (Cdn$5.9 million). The additional taxes and interest and other penalties resulting from the CRA Settlement have been accounted for in the current year. Interest and other penalties are reflected in the line item Other (Income) Expense on the Statement of Earnings.

A significant component of the non-capital losses that have been applied to offset the additional taxable income arising from the CRA Settlement relate to share issue costs. As share issue costs, which are deducted for tax purposes over a 5-year period, reduce share capital for accounting purposes rather than being deducted as an expense in the Statement of Earnings, the tax benefit related to these costs is also recognized in share capital. As such, the Company has recorded an income tax expense of approximately $12 million in the Statement of Earnings with an offsetting income tax recovery reflected directly in the Statement of Shareholders’ Equity.

24.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Years Ended December 31

(in thousands)	2018	2017

Short-term benefits [1]	$7,402	$6,836

Post-employment benefits	56	55

PSUs [2]	6,001	28

Equity settled stock based compensation (a non-cash expense) [3]	3,559	3,427

Total executive compensation	$17,018	$10,346

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)

As more fully disclosed in Note 20.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3)	As more fully disclosed in Notes 19.2 and 19.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [109]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

25.	Post-Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees. Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Income Tax Act (Canada) or (ii) 9% of their annual base salary, and the Company will match this contribution. The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

General and administrative expense during 2018 included $226,000 of contributions to the Group RRSP plan made by the Company, as compared to $211,000 during 2017.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [110]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

26.	Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment 1, [2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.21		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	[3]	100%		0%		0%		$400	[4]	$5.90	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$404		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$600		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.85	[12]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$6.77	[13]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.26		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%	[16]	0%		0%		$325	[17]	$4.22		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$416	[4]	$6.14	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater mines PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.85 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.85 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 10,000 meters of Expansion Drilling in July 2018.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)

During the second quarter of 2018, the Company agreed to amend the Aljustrel PMPA with Almina to increase the production payments to 50% of the amount received under the respective concentrate sales contracts and to fix silver payable rates for a period of two years and limit rate decreases thereafter.

16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018.
17)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [111]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2019	2020 - 2022	2023 - 2024	After 2024	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$1,264,000	$-	$1,264,000	$-	$1,264,000

Interest [2]	53,845	142,169	46,541	-	242,555	-	242,555

Mineral stream interest payments [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	1,500	4,500	1,000	-	7,000	126,000	133,000

Kutcho	-	-	-	-	-	58,000	58,000

Operating leases	789	1,696	1,076	224	3,785	-	3,785

Total contractual obligations	$56,134	$148,365	$1,312,617	$224	$1,517,340	$585,550	$2,102,890

1)	At December 31, 2018, the Company had $1.3 billion drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2018 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. On March 8, 2019, Hudbay announced that the U.S. Army Corps of Engineers has issued a Section 404 Water Permit for the Rosemont Project and that it expects to receive the Rosemont project’s Mine Plan of Operations from the U.S. Forest Service shortly.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2019 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement. Sandspring has announced the advancement of a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $7 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $7 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [112]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale’s estimated size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale’s proposed schedule, this payment would likely become payable in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.

Canada Revenue Agency – 2013 Taxation Year Domestic Reassessment and Audit

On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year (“the 2013 Domestic Reassessment”) in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. The Company’s position, as reflected in its Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, as provided for in the PMPAs.

Management believes the Company’s position is correct and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law. On October 18, 2018, Wheaton filed a notice of objection under the Act challenging the 2013 Domestic Reassessment.

The 2013 Domestic Reassessment resulted in no additional tax for the 2013 taxation year after applying non-capital losses carried back from subsequent taxation years. However, interest and penalties of approximately $1 million remained owing (calculated to the date of the 2013 Domestic Reassessment), 50% of which was paid in order to object to the 2013 Domestic Reassessment. Consequential to the 2013 Domestic Reassessment, losses available to offset taxable income in the 2011 and 2012 taxation years was reduced resulting in reassessments for tax, interest and penalties totaling approximately $2 million, 50% of which was paid in order to object to the reassessments.

If CRA were to apply the 2013 Domestic Reassessment methodology to the Company’s Canadian PMPAs for the 2014 to 2018 taxation years, the Company estimates the impact, after applying the principles of the CRA Settlement, to be approximately $2 million of tax, interest and penalties. The CRA is conducting a domestic audit for the 2014 and 2015 taxation years. The 2016 to 2018 taxation years remain open to a domestic audit.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [113]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, and then filed a second amended complaint in April 2018 (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017.

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which adds a claim under Section 10(b) against our auditors. Defendants have filed motions to dismiss the Second Amended Complaint and an initial hearing was held on December 17, 2018 to consider the motions to dismiss. The court has not yet issued a ruling on the motion to dismiss. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [114]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

27.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2018
	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Sudbury 1, [5]	$21,785	$6,804	$13,525	$1,456	$14,959	$366,463

Salobo [5]	336,474	106,347	102,672	127,455	230,126	2,706,060

Constancia [5]	15,259	4,818	4,504	5,937	10,441	117,547

San Dimas [2]	26,943	13,177	12,234	1,532	13,766	208,195

Stillwater	6,777	1,215	2,925	2,637	5,562	236,432

Other 3, [5]	33,955	10,367	10,459	13,129	22,162	21,359

Total gold interests	$441,193	$142,728	$146,319	$152,146	$297,016	$3,656,056

Silver

San Dimas [2]	$40,594	$10,549	$3,575	$26,470	$30,045	$-

Peñasquito [5]	77,691	20,501	14,528	42,662	57,190	388,722

Antamina [5]	86,408	17,265	47,561	21,582	69,143	710,077

Constancia [5]	34,082	12,863	15,572	5,647	21,219	246,231

Other 4, [5]	104,804	40,232	20,699	43,873	64,645	502,638

Total silver interests	$343,579	$101,410	$101,935	$140,234	$242,242	$1,847,668

Palladium

Stillwater	$9,240	$1,656	$4,033	$3,551	$7,584	$259,693

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$393,422

Total mineral stream interests	$794,012	$245,794	$252,287	$295,931	$546,842	$6,156,839

Other

General and administrative				$(51,650)	$(29,509)

Finance costs				(41,187)	(40,363)

Other				(5,826)	1,403

Gain on disposal of the San Dimas SPA				245,715	-

Income tax expense				(15,868)	(960)

Total other				$131,184	$(69,429)	$313,207

Consolidated				$427,115	$477,413	$6,470,046

1)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

2)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Aljustrel, and 777 silver interests, the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests as well as the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018. The Minto mine was placed into care and maintenance in October 2018.

5)	As it relates to mine operator concentration risk:
a.

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2018 were 45% of the Company’s total revenue.

b.

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2018 were 15% of the Company’s total revenue.

c.

The counterparty obligations under the Penasquito PMPA and the Los Filos PMPA (which is included as part of Other silver interests) are guaranteed by Goldcorp. Total revenues relative to Goldcorp during the year ended December 31, 2018 were 10% of the Company’s total revenue.

d.

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2018 were 10% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [115]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

Year Ended December 31, 2017
	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Sudbury 2, [6]	$35,253	$11,202	$21,547	$2,504	$-	$2,504	$24,042	$379,988

Salobo [6]	317,596	100,946	96,103	120,547	-	120,547	216,650	2,808,732

Constancia [6]	11,125	3,537	3,619	3,969	-	3,969	7,575	122,051

Other [3,6]	59,967	17,480	19,415	23,072	-	23,072	38,778	31,818

Total gold interests	$423,941	$133,165	$140,684	$150,092	$-	$150,092	$287,045	$3,342,589

Silver

San Dimas [4]	$65,677	$16,790	$5,713	$43,174	$-	$43,174	$48,887	$134,862

Peñasquito	87,906	20,856	14,827	52,223	-	52,223	67,050	403,250

Antamina [6]	100,617	20,183	58,168	22,266	-	22,266	80,434	757,638

Constancia [6]	33,026	11,353	14,168	7,505	-	7,505	21,470	261,803

Other [5,6]	132,048	41,454	28,820	61,774	228,680	(166,906)	88,495	523,135

Total silver interests	$419,274	$110,636	$121,696	$186,942	$228,680	$(41,738)	$306,336	$2,080,688

Total mineral stream interests	$843,215	$243,801	$262,380	$337,034	$228,680	$108,354	$593,381	$5,423,277

Corporate

General and administrative						$(34,673)	$(30,298)

Finance costs						(30,399)	(29,570)

Other						13,535	5,874

Income tax recovery						886	(579)

Total corporate						$(50,651)	$(54,573)	$260,036

Consolidated						$57,703	$538,808	$5,683,313

1)	See Note 11 for more information.
2)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

4)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
5)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests, the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018 and the previously owned Cozamin silver interest which expired on April 4, 2017. The Minto mine was placed into care and maintenance in October 2018.

6)	As it relates to mine operator concentration risk:
a.

The counterparty obligations under the Salobo and Sudbury PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2017 were 42% of the Company’s total revenue.

b.

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2017 were 16% of the Company’s total revenue.

c.

The counterparty obligations under the Penasquito PMPA and the Los Filos PMPA (which is included as part of Other silver interests) are guaranteed by Goldcorp. Total revenues relative to Goldcorp during the year ended December 31, 2017 were 10% of the Company’s total revenue.

d.

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay. Total revenues relative to Hudbay during the year ended December 31, 2017 were 10% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [116]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at Dec 31, 2018

(in thousands)	Sales: Year Ended Dec 31, 2018		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$64,589	8%	$387,823	$33,901	$-	$393,422	$815,146	13%

United States	16,018	2%	236,432	551	259,693	-	496,676	8%

Mexico	147,274	19%	208,194	390,079	-	-	598,273	10%

Europe

Greece	8,020	1%	-	5,884	-	-	5,884	0%

Portugal	20,484	2%	-	22,420	-	-	22,420	0%

Sweden	24,188	3%	-	37,371	-	-	37,371	1%

South America

Argentina/Chile [1]	4,444	1%	-	264,401	-	-	264,401	4%

Brazil	336,474	42%	2,706,061	-	-	-	2,706,061	44%

Peru	172,521	22%	117,546	1,093,061	-	-	1,210,607	20%

Consolidated	$794,012	100%	$3,656,056	$1,847,668	$259,693	$393,422	$6,156,839	100%

1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

			Carrying Amount at Dec 31, 2017
(in thousands)	Sales: Year Ended Dec 31, 2017		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$106,733	13%	$411,807	$36,798	$-	$-	$448,605	8%

United States	-	0%	-	433	-	-	433	0%

Mexico	162,390	19%	-	539,620	-	-	539,620	10%

Europe

Greece	8,756	1%	-	9,036	-	-	9,036	0%

Portugal	8,616	1%	-	23,725	-	-	23,725	0%

Sweden	27,569	3%	-	39,614	-	-	39,614	1%

South America

Argentina/Chile [1]	12,041	1%	-	266,989	-	-	266,989	5%

Brazil	317,597	38%	2,808,731	-	-	-	2,808,731	52%

Peru	199,513	24%	122,051	1,164,473	-	-	1,286,524	24%

Consolidated	$843,215	100%	$3,342,589	$2,080,688	$-	$-	$5,423,277	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [117]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017 (US Dollars)

28.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 20, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share, with this dividend being payable to shareholders of record on April 5, 2019 and is expected to be distributed on or about April 18, 2019. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2018 ANNUAL REPORT [118]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

DIRECTORS

GEORGE BRACK

JOHN BROUGH

PETER GILLIN

CHANTAL GOSSELIN

DOUGLAS HOLTBY, Chairman

CHARLES JEANNES

EDUARDO LUNA

MARILYN SCHONBERNER

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

PATRICK DROUIN

Senior Vice President,

Investor Relations

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

AST Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: inquiries@canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN

Senior Vice President, Investor Relations

T:  1 604 684 9648

TF: 1 800 380 8687

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